EXHIBIT 99.2

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2015 AND 2014

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yamana Gold Inc. and subsidiaries ("Yamana Gold Inc." or "Company") and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's internal control over financial reporting as of December 31, 2015, is based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte LLP has full and free access to the Audit Committee.

“Peter Marrone”                “Charles B. Main”

Chairman and                 Executive Vice President, Finance and
Chief Executive Officer             Chief Financial Officer

February 26, 2016

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yamana Gold Inc.

We have audited the accompanying consolidated financial statements of Yamana Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, and the consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2016 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness.

/S/ Deloitte LLP

Chartered Professional Accountants
February 26, 2016
Vancouver, Canada

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yamana Gold Inc.

We have audited the internal control over financial reporting of Yamana Gold Inc. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to ineffective internal controls over income taxes, which were not designed and operating effectively, has been identified and included in management’s assessment in Item 9A(b). This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated balance sheets of Yamana Gold Inc. and subsidiaries as of December 31, 2015 and 2014, and the consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the years then ended and this report does not affect our report on such financial statements dated February 26, 2016, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the of the objectives of the control criteria, the Company have not maintained effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 26, 2016 expressed an unmodified/unqualified opinion on those financial statements.

/S/ Deloitte LLP

Chartered Professional Accountants
February 26, 2016
Vancouver, Canada

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of United States Dollars except for shares and per share amounts)	2015	2014
Revenue	$1,824.9	$1,835.1
Cost of sales excluding depletion, depreciation and amortization (Note 7)	(1,088.0)	(1,045.8)
Gross margin excluding depletion, depreciation and amortization	736.9	789.3
Depletion, depreciation and amortization	(541.9)	(503.5)
Mine operating earnings	195.0	285.8

Expenses
General and administrative	(118.0)	(122.4)
Exploration and evaluation	(23.1)	(20.0)
Equity loss from associate (Note 22)	(17.5)	(7.1)
Other expenses (Note 9)	(71.4)	(189.2)
Impairment of mineral properties (Note 11)	(2,595.3)	(752.9)
Operating earnings/(loss)	(2,630.3)	(805.8)
Finance income (Note 10)	30.0	44.7
Finance expense (Note 10)	(147.2)	(75.0)
Net finance expense	(117.2)	(30.3)
Loss before taxes	(2,747.5)	(836.1)
Current income tax expense (Note 12)	(93.0)	(115.0)
Deferred income tax recovery/(expense) (Note 12)	740.9	(243.8)
Income tax recovery/(expense) of continuing operations	647.9	(358.8)
Net loss from continuing operations	(2,099.6)	(1,194.9)
Net loss from discontinued operations (Note 6(b))	(15.2)	(188.2)
Net loss attributable to Yamana Gold Inc. equity holders	$(2,114.8)	$(1,383.1)

Net loss per share attributable to Yamana Gold Inc. equity holders (Note 13)
Net loss per share from continuing operations - basic and diluted	$(2.24)	$(1.46)
Net loss per share from discontinued operations - basic and diluted	$(0.02)	$(0.23)
Net loss per share - basic and diluted	$(2.26)	$(1.69)

Weighted average number of shares outstanding (in thousands) (Note 13)
Basic	936,606	820,782
Diluted	936,606	822,505
The accompanying notes are an integral part of the consolidated financial statements.

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of United States Dollars)	2015	2014
Net loss attributable to Yamana Gold Inc. equity holders	$(2,114.8)	$(1,383.1)

Other comprehensive (loss)/income, net of taxes (Note 14(a))
Items that may be reclassified subsequently to profit or loss:
- Net change in fair value of available-for-sale securities	(0.3)	(0.2)
- Net change in fair value of hedging instruments	24.9	41.2
	24.6	41.0
Items that will not be reclassified to profit or loss:
- Re-measurement of employee benefit plan	0.1	(1.2)
Total other comprehensive income	$24.7	$39.8
Total comprehensive loss attributable to Yamana Gold Inc. equity holders	$(2,090.1)	$(1,343.3)
The accompanying notes are an integral part of the consolidated financial statements.

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of United States Dollars)	2015	2014
Operating activities
Loss before taxes	$(2,747.5)	$(836.1)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	541.9	503.5
Share-based payments (Note 30)	11.2	5.8
Equity loss from associate (Note 22)	17.5	7.1
Finance income (Note 10)	(30.0)	(44.7)
Finance expense (Note 10)	147.2	75.0
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	(1.8)	11.7
Mark-to-market on available-for-sale securities and other assets	(13.2)	57.5
Impairment of mineral properties (Note 11)	2,595.3	752.9
Other non-cash expenses	91.0	110.2
Deferred revenue on metal agreements (Note 26)	148.0	—
Decommissioning, restoration and similar liabilities paid (Note 28)	(4.2)	(5.4)
Cash distributions from associate (Note 22)	—	44.2
Income taxes paid	(84.8)	(86.7)
Cash flows from operating activities before net change in working capital	670.6	595.0
Net change in working capital (Note 15(b))	(138.8)	(81.1)
Cash flows from operating activities of continuing operations	$531.8	$513.9
Cash flows (used in)/from operating activities of discontinued operations (Note 6(b))	$(0.6)	$15.5
Investing activities
Acquisition of property, plant and equipment (Note 21)	$(378.8)	$(662.1)
Payments on settlement of derivative contracts	(23.7)	—
Acquisition of Osisko Mining Corp.(Note 6(a))	—	(462.7)
Cash acquired from acquisition of Osisko Mining Corp. (Note 6(a))	—	59.2
Proceeds from sale of bond	18.6	—
Interest income received	0.8	1.0
Acquisition of investments and other assets	(6.0)	(83.6)
Proceeds on disposal of investments and other assets	—	66.6
Other investing activities	(3.1)	—
Cash flows used in investing activities of continuing operations	$(392.2)	$(1,081.6)
Cash flows used in investing activities of discontinued operations (Note 6(b))	$—	$(15.2)
Financing activities
Dividends paid (Note 29(b))	$(55.2)	$(142.9)
Interest and other finance expenses paid	(114.6)	(90.9)
Proceeds on common share offering	228.2	—
Repayment of term loan and assumed debt (Note 27)	(688.6)	(520.1)
Proceeds from term loan and notes payable (Note 27)	425.6	1,294.0
Cash flows (used in)/from financing activities of continuing operations	$(204.6)	$540.1
Effect of foreign exchange of non-United States Dollar denominated cash and cash equivalents	(6.1)	(1.1)
Decrease in cash and cash equivalents of continuing operations	$(71.1)	$(28.7)
(Decrease)/increase in cash and cash equivalents of discontinued operations	$(0.6)	$0.3
Cash and cash equivalents of continuing operations, beginning of year	$191.0	$219.7
Cash and cash equivalents of discontinued operations, beginning of year	$0.6	$0.3
Cash and cash equivalents, end of year of continuing operations	$119.9	$191.0
Cash and cash equivalents, end of year of discontinued operations (Note 6(b))	$—	$0.6

Supplementary cash flow information (Note 15)
The accompanying notes are an integral part of the consolidated financial statements.

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YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31,

(In millions of United States Dollars)	2015	2014 (Restated, Note 6(a))
Assets
Current assets:
Cash and cash equivalents	$119.9	$191.0
Trade and other receivables (Note 17)	45.9	51.0
Inventories (Note 18)	270.0	299.5
Other financial assets (Note 19)	102.3	111.8
Other assets (Note 20)	93.1	103.7
Assets held for sale	17.8	19.5
	649.0	776.5
Non-current assets:
Property, plant and equipment (Note 21)	8,208.7	10,927.6
Investment in associate (Note 22)	—	66.6
Other financial assets (Note 19)	27.3	43.3
Deferred tax assets (Note 12(b))	88.6	112.9
Goodwill and intangibles (Note 23)	489.5	493.2
Other assets (Note 20)	55.0	63.9
Total assets	$9,518.1	$12,484.0

Liabilities
Current liabilities:
Trade and other payables (Note 24)	$316.1	$407.9
Income taxes payable	27.1	24.7
Other financial liabilities (Note 25)	166.1	204.8
Other provisions and liabilities (Note 26)	18.1	69.4
Liabilities held for sale	14.7	27.1
	542.1	733.9
Non-current liabilities:
Long-term debt (Note 27)	1,676.7	2,025.4
Decommissioning, restoration and similar liabilities (Note 28)	187.6	204.1
Deferred tax liabilities (Note 12(b))	1,837.8	2,595.4
Other financial liabilities (Note 25)	60.6	54.7
Other provisions and liabilities (Note 26)	348.7	137.7
Total liabilities	$4,653.5	$5,751.2

Equity
Share capital (Note 29)
Issued and outstanding 947,038,778 common shares (December 31, 2014 - 878,052,814 shares)	7,625.4	7,347.3
Reserves (Note 14(b))	18.6	(2.9)
Deficit	(2,802.7)	(630.3)
Equity attributable to Yamana Gold Inc. shareholders	$4,841.3	$6,714.1
Non-controlling interest (Note 31)	23.3	18.7
Total equity	4,864.6	6,732.8
Total liabilities and equity	$9,518.1	$12,484.0
Contractual commitments and contingencies (Notes 34 and 35).
The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
PETER MARRONE	PATRICK MARS
Director	Director

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,

(In millions of United States Dollars)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Other reserve	Total reserves	Retained earnings/ (deficit)	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance at January 1, 2014	$6,320.1	$24.7	$(66.1)	$0.1	$—	$(41.3)	$860.5	$7,139.3	$18.7	$7,158.0
Net loss	—	—	—	—	—	—	(1,383.1)	(1,383.1)	—	(1,383.1)
Accumulated other comprehensive income, net of income tax (Note 14)	—	—	41.2	(0.2)	(1.2)	39.8	—	39.8	—	39.8
Transactions with owners							—
Exercise of stock options and share appreciation (Note 30)	0.1	(0.1)	—	—	—	(0.1)	—	—	—	—
Issued on acquisition of mineral interest (Note 6)	1,011.8	—	—	—	—	—	—	1,011.8	—	1,011.8
Issued on vesting of restricted share units (Note 30)	16.4	(16.4)	—	—	—	(16.4)	—	—	—	—
Restricted share units (Note 30)	—	14.1	—	—	—	14.1	—	14.1	—	14.1
Share cancellation (Note 29)	(1.1)	1.0	—	—	—	1.0	—	(0.1)	—	(0.1)
Dividends	—	—	—	—	—	—	(107.7)	(107.7)	—	(107.7)
Balance as at December 31, 2014	$7,347.3	$23.3	$(24.9)	$(0.1)	$(1.2)	$(2.9)	$(630.3)	$6,714.1	$18.7	$6,732.8
Balance at January 1, 2015	$7,347.3	$23.3	$(24.9)	$(0.1)	$(1.2)	$(2.9)	$(630.3)	$6,714.1	$18.7	$6,732.8
Net loss	—	—	—	—	—	—	(2,114.8)	(2,114.8)	—	(2,114.8)
Accumulated other comprehensive income, net of income tax (Note 14)	—	—	24.9	(0.3)	0.1	24.7	—	24.7	—	24.7
Transactions with owners
Issued on acquisition of mineral interests (Note 6)	36.4	0.2	—	—	—	0.2	—	36.6	—	36.6
Issued on vesting of restricted share units (Note 30)	13.7	(13.7)	—	—	—	(13.7)	—	—	—	—
Issued on public offering (net of issue costs) (Note 29)	227.9	—	—	—	—	—	—	227.9	—	227.9
Restricted share units (Note 30)	—	10.0	—	—	—	10.0	—	10.0	4.6	14.6
Share cancellation (Note 29)	(0.3)	0.3	—	—	—	0.3	—	—	—	—
Dividend reinvestment plan (Note 29)	0.4	—	—	—	—	—	—	0.4	—	0.4
Dividends	—	—	—	—	—	—	(57.6)	(57.6)	—	(57.6)
Balance as at December 31, 2015	$7,625.4	$20.1	$—	$(0.4)	$(1.1)	$18.6	$(2,802.7)	$4,841.3	$23.3	$4,864.6

The accompanying notes are an integral part of the consolidated financial statements.

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YAMANA GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015 and December 31, 2014
(Tabular amounts in millions of United States Dollars, unless otherwise noted)

1.    NATURE OF OPERATIONS

Yamana Gold Inc. and subsidiaries (the “Company” or “Yamana”) is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

The address of the Company’s registered office is 200 Bay Street, Suite 2200, RBC Plaza North Tower Toronto, Ontario, Canada, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and The New York Stock Exchange (Symbol: AUY).

The Consolidated Financial Statements of the Company as at and for the years ended December 31, 2015 and December 31, 2014 are comprised of the Company, its subsidiaries, its joint operation of the Canadian Malartic mine ("Canadian Malartic") and the Company’s equity accounted interest in its associate Minera Alumbrera Ltd. ("Consolidated Financial Statements").

2.    BASIS OF PREPARATION AND PRESENTATION

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Consolidated Financial Statements have been prepared on a going concern basis using historical cost except for the following items in the Consolidated Balance Sheet which are measured at fair value:

•	Derivative financial instruments

•	Financial instruments at fair value through profit or loss

•	Available-for-sale financial assets

•	Liabilities for cash-settled share-based payment arrangements

•	Certain mines and mineral properties which were impaired at year-end

The Company’s functional and presentation currency is the United States Dollar ("USD"), and all values herein are rounded to the nearest million except where otherwise indicated.

These Consolidated Financial Statements were authorized for issuance by the Board of Directors of the Company on February 26, 2016.

3.     SIGNIFICANT ACCOUNTING POLICIES

The accounting policies summarized below have been applied consistently in all material respects in preparing the consolidated financial statements.

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(a)	Basis of Consolidation

The Consolidated Financial Statements include the financial statements of Yamana Gold Inc. (Parent and ultimate holding company) and the following significant entities as at December 31, 2015 and 2014:

		Interest
	Country of incorporation	2015	2014
Mineração Maracá Industria e Comércio S.A.	Brazil	100%	100%
Minera Meridian Ltda.	Chile	100%	100%
Minas Argentinas SA	Argentina	100%	100%
Minera Meridian Minerales SRLCV	Mexico	100%	100%
Canadian Malartic Corporation - a joint operation (Note 3(b))	Canada	50%	50%
Brio Gold Inc. (Note 31(ii))	Brazil	100%	100%

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control is determined to be achieved if, and only if, the Company has:

•	Power over the investee (i.e., existing rights providing the ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee;

•	The ability to use its power over the investee to affect its returns.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. Consolidation of an investee begins when the Company obtains control over the investee and ceases when the Company loses control of the investee. Assets, liabilities, income and expenses of an investee are included in the Consolidated Financial Statements from the date the Company gains control or joint control until the date the Company ceases to control the investee.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to conform to the Company’s accounting policies.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill as applicable), liabilities, non-controlling interest and other components of equity while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

All intercompany assets and liabilities, equity, income, expenses and cash flows between the Company and its subsidiaries are eliminated on consolidation.

The Company's Consolidated Financial Statements also include:

•	The Company's 100%-own non-core mines: Jacobina and Ernesto/Pau-a-Pique (discontinued operations) mines in Brazil, the Minera Florida mine in Chile.

•	The Company’s 56.7% interest in Agua De La Falda S.A. ("ADLF"), is consolidated and the non-controlling interest of the other investor is recorded (Note 22: Investment in Associate).

•	The Company’s 50% interest in Sociedad Minera Agua Fria’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis and included at its share.

•	The Company’s investment in Minera Alumbrera Ltd. ("Alumbrera") representing 12.5% interest, which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method.

•	The Company's newly acquired 100% interest in Mega Precious Metals Inc. which holds the Monument Bay gold/tungsten project.

The Company does not have any material off-balance sheet arrangements, excepted as noted in Note 34: Contractual Commitments.

(b)	Joint Arrangements

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Joint arrangements are those entities over whose activities the Company has joint control, established by contractual agreement. The Consolidated Financial Statements include the Company’s share of its 50% interest in Canadian Malartic and its 50% interest in Sociedad Minera Agua Fria’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis in proportion to its interest in those entities and from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint arrangement carried on by each party in the joint arrangement using its own assets in pursuit of the joint operations. In assessing whether a joint arrangement is a joint operation or a joint venture, the rights and obligations arising from the joint arrangement are considered including:

•	the structure and legal form of the arrangement,

•	the terms agreed by the parties in the contractual arrangement and, when relevant,

•	other facts and circumstances.

When accounting for the acquisition of interests in joint operations in which the activity constitutes a business, the Company applies IFRS 3 Business Combinations (“IFRS 3”) and the guidance on business combinations in other IFRSs except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements.  Identifiable assets and liabilities are measured, subject to the exceptions in IFRS 3, at fair value and the residual recognized as goodwill. Furthermore, transaction costs are expensed as incurred and deferred taxes are recognized on initial recognition of assets and liabilities.

For a joint operation, the Consolidated Financial Statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation. For a joint venture, the Consolidated Financial Statements include the Company’s investment in the joint venture and account for the investment using the equity method.

(c)	Foreign Currency Translation

The Company's mining operations operate primarily within an economic environment where the functional currency is the United States Dollar. Transactions in foreign currencies are translated to functional currency at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the United States Dollar are translated into United States Dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Exchange gains and losses from translation are included in earnings. Foreign exchange gains and losses and interest and penalties related to tax, if any, are reported within the income tax expense line.

(d)	Business Combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set of assets to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business. A transaction does not qualify as a business combination when significant inputs, processes, and outputs that together constitute a business were not identified, the transaction is then accounted for as a purchase of assets and assumption of liabilities.

Business combinations are accounted for using the acquisition method whereby the identifiable assets acquired and the liabilities assumed are recorded at acquisition-date fair values; non-controlling interests in an acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or present ownership instrument's proportionate share on the recognized amount of the acquiree's net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management's best estimate of the fair value of the contingent amounts expected to be payable. Preliminary fair values of net assets are finalized within one year of the acquisition date with retrospective restatement to the acquisition date as required.

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The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgements and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices and future foreign exchange rates. Changes to the preliminary measurements of assets and liabilities acquired are retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

(e)	Impairment of Non-current Assets and Goodwill

The Company assesses at the end of each reporting period whether there is any indication, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company defines a CGU as an area of interest. An area of interest is an area of similar geology; an area of interest includes exploration tenements/licenses which are geographically close together, are managed by the same geological management group and have similar prospectivity. An area of interest may be categorized as project area of interest or exploration area of interest as defined by the geology/exploration team of the Company. A project area of interest represents an operating mine or a mine under construction and its nearby exploration properties, which are managed by the Company's operation group. An exploration area of interest represents a portfolio or pool of exploration properties which are not adjacent to an operating mine or a mine under construction; an exploration area of interest is managed by the Company's exploration group.

Information the Company considers as impairment indicators include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral properties and goodwill. Internal sources of information include the manner in which property and plant and equipment are being used or are expected to be used and indications of economic performance of the assets, historical exploration and operating results. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's mining properties, costs to sell the mining properties and the discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's mineral properties and/or goodwill.

If indication of impairment exists, the Company estimates the recoverable amount of the asset or CGU to determine the amount of impairment loss. For exploration and evaluation assets, indicators include but are not limited to, continuous downward trend in metal prices resulting in lower in situ market values for exploration potential, expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of 1) value in use and 2) fair value less costs to sell (“FVLCS”). The best evidence of FVLCS is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCS is based on the best information available to reflect the amount the Company could receive for the CGU in an arm's length transaction. This is often estimated using discounted cash flow techniques. Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans and assumptions a market participant may take into account. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. Assumptions underlying recoverable amount estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. Impairments of mineral properties are allocated to depletable and non-depletable assets on a proportional basis. The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods up to the carrying amount of the CGU (net of amortization or depreciation) as if no impairment been recognized in the past.

The Company tests for impairment of goodwill and indefinite-life intangibles or intangible assets not yet available for use at least on an annual basis or upon the occurrence of a triggering event or circumstance that indicates impairment. For impairment testing, goodwill is allocated to the CGU that is expected to benefit from the synergies of the combination. An impairment loss recognized for goodwill is not reversed in a subsequent period.

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(f)	Operating Segments

The Company bases its operating segments on the way information is reported and used by the Chief Operating Decision Makers ("CODM"). The Company has six core reportable operating segments as follows:

•	Chapada mine in Brazil,

•	El Peñón mine in Chile,

•	Canadian Malartic mine in Canada (50% interest),

•	Gualcamayo mine in Argentina,

•	Mercedes mine in Mexico, and

•	Brio Gold Inc.

In addition to the above reportable operating segments, the Company aggregates and discloses the financial results, under "Corporate and other", of non-core reportable operating segments having similar economic characteristics as reviewed by the CODM and include, but are not limited to: Jacobina and Ernesto/Pau-a-Pique (discontinued operations) mines in Brazil, the Minera Florida mine in Chile, the Alumbrera mine (12.5% interest) in Argentina, other exploration properties and corporate entities as these operating segments do not qualify as core reportable operating segments nor do any individually, based on their materiality, performance or prospects for future net cash flows, assist in more informed judgments about the entity as a whole.

The Company’s CODM comprised of the senior management team, performs planning, reviews operation results, assesses performance and makes resource allocation decisions based on the segment structure described above at an operational level on a number of measures, which include mine operating earnings, production levels and unit production costs. The Company's CODM also relies on a management team with its members positioned in the geographical regions where the Company's key mining operations are located. Segment results that are reported to the Company's CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Each segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding divisional management group. General and administrative, exploration and evaluation, net finance income or expense, and other operating expenses such as impairment charges and reversals and investment write-down are managed mainly on a consolidated basis and are therefore not reflected in detail in the measure of segment profit or loss for each reportable segment.

(g)	Non-current Assets Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified as assets held for sale if it is highly probable that their carrying value will be recovered primarily through sale rather than through continuing use.  A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes.

The assets and liabilities are presented as held for sale in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, and it is expected that the sale will be completed within one year from the date of classification. In certain circumstances when an event outside of the Company's control, the sale date may need to be extended beyond one year from the date of classification if the Company is committed to sell the non-current asset or disposal group.

Assets held for sale are measured at the lower of carrying amount and fair value less cost of disposal.  Impairment losses recognized on initial classification as held for sale and any subsequent gains and losses on re-measurement are recognized in the statement of operations.  Once classified as held for sale, property, plant and equipment are no longer depreciated or amortized. Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income or loss from discontinued operations.

(h)	Revenue Recognition

Revenue from the sale of precious metals, gold and silver, is recognized at the fair value of the consideration received and when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and

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collectability is reasonably assured. Revenue is net of treatment and refining charges if payment of these amounts can be enforced at the time of sale.

Gold and silver revenue is recorded at the time of physical delivery and transfer of title. Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices.

Copper concentrate revenue from smelters and traders is recorded at the time the risks and rewards of ownership pass to the buyer. This revenue is provisionally priced at the date of sale, that is, the price is set at a specified future date after shipment based on market prices. Revenue on provisionally priced sales is recognized based on estimates of the fair value of consideration receivable predicated on forward market prices. At each reporting date, the provisionally priced metal is fair valued based on forward selling price for the remaining quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there is an active and freely traded commodity market such as London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market. Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. The provisional sales quantities are adjusted for changes in metal quantities upon receipt of new information and assay results.

Revenues arising from the use by others of the Company's assets yielding interest, royalties and dividends are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably, on the following bases:

•	Interest is recognized using the effective interest method.

•	Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

•	Dividends are recognized when the shareholder's right to receive payment is established.

The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company recognizes amounts in revenue as the metals are delivered to the customer. Specifically, for the metal agreements entered into with Sandstorm Gold Ltd., the Company determines the amortization of deferred revenue to the Consolidated Statements of Operations on a per unit basis using the estimated total quantity of metal expected to be delivered to Sandstorm over the terms of the contract. The Company estimates the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

(i)	Financial Instruments

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as fair value through profit or loss, amortized cost, available-for-sale, or other financial liabilities.

Fair Value Through Profit or Loss (“FVTPL”)

Financial assets and financial liabilities which are classified as FVTPL are measured at fair value with changes in those fair values recognized as finance income/expense.

Amortized Cost

Other financial assets and liabilities are measured at amortized cost and are amortized using the effective interest method. At the end of each reporting period, the Company determines if there is objective evidence that an impairment loss on financial assets measured at amortized costs has been incurred. If objective evidence that impairment loss for such assets has incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The amount of the loss is recognized in the Consolidated Statements of Operations.

Available-For-Sale (“AFS”)

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AFS financial assets, designated based on the criteria that management does not hold these for the purposes of trading, are presented as investments and measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or are sold and are calculated using the cost of securities sold. AFS financial assets are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the facts and circumstances of the financial assets, the market price of actively traded securities, as well as the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management's intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management's market view and outlook. When a decline in the fair value of an available-for-sale investment has been recognized in OCI and there is objective evidence that the asset is impaired after management's review, any cumulative losses that had been recognized in OCI are reclassified as an impairment loss in the consolidated statement of operations. The reclassification adjustment is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized, if applicable. Impairment losses recognized in the consolidated statement of operations for an investment are subject to reversal, except for an equity instrument classified as available-for-sale.

Derivative Instruments

The Company's risk management policy objective is to manage certain risks against an adverse price movement, to make revenues more predictable. Hedges are established on a project specific basis where applicable, to protect cash flows in times when significant capital projects are being undertaken or where specific debt servicing requirements exist. In addition, hedges may also be implemented from time to time to safeguard the viability of higher cost operations.

Mainly, derivative instruments are used as hedging instruments to meet the Company's risk management policy objective. Derivative instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in finance income/expense with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is reported as an unrealized gain (loss) on derivatives contracts as finance income/expense in the Statement of Operations.

i.	Commodity Derivatives

The Company may enter into commodity derivatives including forward contracts to manage exposure to fluctuations in metal prices such as copper. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed quantities of the corresponding forward, derivative assets/liabilities are presented net of amounts to counterparties. Some of the derivative transactions are effective in achieving the Company's risk management goals, however, they do not meet the hedging requirements of IAS 39, therefore the changes in fair value are recorded in earnings. Realized gains or losses are accounted for at trade date.

The Company has entered into non-hedge derivatives that include forward contracts intended to manage the risk of declining copper prices. The Company does not hedge any of its gold sales.

ii.	Currency Derivatives

The Company, from time to time, may enter into currency forward contracts to manage the foreign exchange exposure of the operating and capital expenditures associated with its international operations. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in OCI. Ineffective changes in fair value are recorded in earnings. At settlement, the realized changes are accounted for at trade date and recorded as follows:

•	Amount related to hedging of operating expenditures is included in cost of sales to offset the foreign exchange effect recorded by the mines.

•	Amount related to hedging of capital expenditures is included in capitalized purchases of goods or services to offset the foreign exchange recorded by the mines or development projects.

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iii.	Termination of Hedge Accounting

Hedge accounting is discontinued prospectively when:

•	the hedge instrument is sold, terminated or exercised;

•	the hedge no longer meets the criteria for hedge accounting; and

•	the Company revokes the designation.

The Company considers derecognition of a cash flow hedge when the related forecast transaction is no longer expected to occur. If the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in OCI from the period when the hedge was effective remains separately in equity until the forecast transaction occurs or is no longer expected to occur. Otherwise, the cumulative gain or loss on the hedge instrument that has been recognized in OCI from the period when the hedge was effective is reclassified from equity to profit or loss.

Transaction and financing costs are incremental costs that are directly attributable to the acquisition of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument. Transaction costs are expensed as incurred for financial instruments classified as FVTPL. For financial instruments classified as other than FVTPL, transaction costs are included with the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

(j)	Share-Based Payments

The Company's share-based compensation plans are described in Note 30: Share-Based Payments.

The Company accounts for all share-based payments, including share options, restricted share units ("RSU"), deferred share units ("DSU") and performance share units ("PSU"), to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the vesting period. For the deferred share units, the fair value method requires that a mark-to-market adjustment be recorded at the end of each reporting period with the recovery or expense for the period recorded in other operating expenses. The Company's share option plan includes a share appreciation feature. If and when the share options are ultimately exercised, the applicable amount in the equity reserve is transferred to share capital.

Equity instruments, including share-based payments, issued by a subsidiary that are not owned by the parent are non-controlling interests regardless of whether they are vested and of the exercise price (refer to Note 31: Non-Controlling Interest for additional details).

(k)	Pension Expense and Other Employee Benefits

The Company has a defined contribution pension plan under which the Company pays fixed contributions into a separate entity and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service.

Liabilities of the plan are recognized as an expense when employees have rendered service entitling them to the contributions.

Certain of the Company’s employees are entitled to a lump sum payment at the end of their employment with the Company if the employee has met the minimum service requirement of the benefit plan.  Based on the features of the plan, the minimum severance payment is a severance benefit that accumulates or vests, which accrues as an employee renders the service that gives rise to such benefit.  The liability is measured at its actuarial present value, based on management’s best estimates of salary escalation and the retirement ages of employees, attributed to specific accounting periods and re-measurements are recognized in other comprehensive income. The benefit plan key assumptions are assessed and revised as appropriate on an annual basis.

(l)	Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations except to the extent it relates to items recognized directly in equity or in other comprehensive income, in which case the related taxes are recognized in equity or OCI.

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Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the statement of operations due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized based on the balance sheet method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

•	Goodwill or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and

•	Investments in subsidiaries and jointly controlled entities to the extent they can be controlled and that it is probable that they will not reverse in the foreseeable future.

Deferred income tax is recognized on the movement in foreign exchange rates on non-monetary assets denominated in foreign currencies. Foreign exchange gains or losses relating to deferred income taxes are included in the deferred income tax expense in the Consolidated Statement of Operations.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)	Inventories

Inventories consisting of product inventories, work-in-process (metal-in-circuit and gold-in-process) and ore stockpiles are valued at the lower of the cost of production and net realizable value. Net realizable value is calculated as the difference between estimated costs to complete production into a saleable form and the estimated future precious metal price based on prevailing and long-term metal prices.

Work-in-process (metal-in-circuit and gold-in-process) represents inventories that are currently in the process of being converted to a saleable product. The cost of production includes an appropriate proportion of depreciation, depletion and amortization and overhead. The assumptions used in the valuation of work-in-process inventories include estimates of metal contained and recoverable in the ore stacked on leach pads, the amount of metal stacked in the mill circuits that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the precious metal price expected to be realized when the precious metal is recovered. If the cost of inventories is not recoverable due to decline in selling prices or the costs of completion or the estimated costs to be incurred to make the sale have increased, the Company would be required to write-down the recorded value of its work-in-process inventories to net realizable value. Adjustments related to write-down of inventory are included in cost of sales.

Ore in stockpiles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stockpiles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad. Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Inventories of materials and supplies expected to be used in production are valued at the lower of cost and net realizable value. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase

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in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the original write-down. Write-downs of inventory and reversals of write-downs are reported as a component of current period costs.

(n)	Property, Plant and Equipment

i.	Land, Building, Plant and Equipment

Land, building, plant and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. The cost is comprised of the asset's purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated decommissioning and restoration costs associated with the asset.

The depreciable amount of building, plant and equipment is amortized on a straight-line basis to the residual value of the asset over the lesser of mine life or estimated useful life of the asset. Each part of an item of building, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately if its useful live differs. Useful lives of building, plant and equipment items range from two to fifteen years, but do not exceed the related estimated mine life based on proven and probable mineral reserves and the portion of mineral resources that management expects to become mineral reserves in the future and be economically extracted.

	Depreciation Method	Useful Life
Building	Straight Line	4 to 15 years
Machinery and equipment	Straight Line	2 to 7 years
Vehicles	Straight Line	3 to 5 years
Furniture and office equipment	Straight Line	2 to 10 years
Computer equipment and software	Straight Line	3 to 5 years
Land	Not depreciated

The Company reviews the useful life, depreciation method, residual value and carrying value of its building, plant and equipment at least annually. Where the carrying value is estimated to exceed the estimated recoverable amount, which is the higher of the asset's fair value less costs to sell or value in use, a provision for impairment is measured and recorded.

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated over the remaining useful lives of the assets or useful life of the component (e.g. major overhaul) of an asset. Repairs and maintenance expenditures are expensed as incurred.

ii.	Exploration, Evaluation Assets and Depletable Producing Properties

The Company's tangible exploration and evaluation assets are comprised of mineral resources and exploration potential. The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves.

Exploration and evaluation assets acquired as part of an asset acquisition or a business combination are recorded as tangible exploration and evaluation assets and are capitalized at cost, which represents the fair value of the assets at the time of acquisition determined by estimating the fair value of the property's mineral reserves, mineral resources and exploration potential at such time.

The value of such assets when acquired is primarily a function of the nature and amount of mineralized material contained in such properties. Exploration and evaluation stage mineral interests represent interests in properties that potentially contain mineralized material consisting of measured, indicated and inferred mineral resources; other mine exploration potential such as inferred mineral resources not immediately adjacent to existing mineral reserves but located around and near mine or project areas; other mine-related exploration potential that is not part of measured, indicated and inferred mineral resources; and any acquired right to explore and develop a potential mineral deposit.

Exploration and evaluation expenditures incurred by the Company are capitalized at cost if management determines that probable future economic benefits will be generated as a result of the expenditures. Expenditures incurred before the Company has obtained legal rights to explore a specific area of interest are expensed. Costs incurred for general exploration that are either not-project-specific or do not result in the acquisition of mineral properties are considered greenfield expenditures and charged to expense. Brownfield expenditures, which typically occur in areas surrounding known deposits and/or re-exploring older mines using new technologies to determine if greater mineral reserves and mineral

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resources exist, are capitalized. Brownfield activities are focused on the discovery of mineral reserves and mineral resources close to existing operations, including around mine or near-mine, reserve/resource extension and infill drilling.

Exploration expenditures include the costs incurred in either the initial exploration for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits.

Evaluation expenditures include the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

•	acquiring the rights to explore;

•
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable mineral reserve;

•	determining the optimal methods of extraction and metallurgical and treatment processes;

•	studies related to surveying, transportation and infrastructure requirements;

•	permitting activities; and

•	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.

The values assigned to the tangible exploration and evaluation assets are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting the mineral resource is demonstrated, which occurs when the related project or component of a mineral reserve or mineral resource that does not form part of the mine plan of a producing mine is considered economically feasible for development. At that time, the property and the related costs are reclassified as part of the development costs of a producing property not yet subject to depletion, and remain capitalized. Assessment for impairment is conducted before reclassification.

Depletion or depreciation of those capitalized exploration and evaluation costs and development costs commences upon completion of commissioning of the associated project or component. Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on a unit-of-production basis over the estimate of recoverable ounces. The depletable costs relating to the ore body or component of the ore body in production are multiplied by the number of ounces produced divided by the estimated recoverable ounces, which includes proven and probable mineral reserves of the mine and the portion of mineral resources expected to be classified as mineral reserves and economically extracted. Management assesses the estimated recoverable ounces used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change in future depletion rates.

The Company assesses and tests its exploration and evaluation assets and mining properties for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Costs related to areas of interest abandoned are written off when such a decision is made. Refer to (e) “Impairment of Non-current Assets and Goodwill” for detail of the policy. An impairment assessment of the exploration and evaluation assets is conducted before the reclassification or transfer of exploration and evaluation assets to depletable producing properties.

iii.	Stripping Costs

In open pit mining operations, it is often necessary to remove overburden and other waste in order to access the ore body. When accounting for deferred stripping within a mining complex with multiple pits using a common infrastructure:

•
In circumstances where the new development is not closely located to a producing mine or is development of a new ore body, the Company accounts for the pre-stripping costs as if the development was a separately identified mine under assets under construction.

•	In circumstances where the stripping costs are not separately identifiable for the pits, the costs are allocated to the pits on a relevant production measure.

•
In circumstances where the stripping costs incurred relate to improvement of access to ore body that benefit future period production, the Company capitalizes the stripping costs and amortizes the costs over the life of the component of the ore body from which future benefits are expected.

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During the pre-production phase, stripping costs are deferred and classified as part of the mineral properties, if the costs relate to future benefits and meet the definition of an asset. Once mine production enters into an area where stripping costs have been capitalized, the capitalized stripping costs are depleted on a unit-of-production basis over the mineral reserves and the portion of the mineral resources expected to be classified as mineral reserves that directly benefit from the specific stripping activity.

During the production phase, regular waste removal that does not give rise to future benefits is accounted for as variable production costs and included in the cost of the inventory produced during the period that the stripping costs are incurred. Stripping costs during the production phase are recognized as an asset if, and only if, all of the following are met:

•	it is possible that the future benefit, i.e. improved access to the ore body, associated with the stripping activity will flow to the Company;

•	the Company can identify the component of the ore body for which access has been improved; and

•	the stripping activity costs associated with the component can be measure reliably.

When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company uses a stripping ratio to allocate the production stripping costs between the inventory produced and the stripping asset activity asset. A stripping ratio, which represents a unit amount of overburden or waste anticipated to be removed to gain access to a unit amount of ore or mineral material, is developed as part of the initial mine plan and reviewed periodically for reasonableness. Changes in the estimated stripping ratio can result in a change to the future capitalization of stripping costs incurred. A stripping activity asset recognized during the production phase of an open pit mining operation is depleted on a unit-of-production basis over the mineral reserves and the portion of the mineral resources expected to be classified as mineral reserves of the ore body or the related component of the ore body from the date on which production commences.

iv.	Assets Under Construction

Assets under construction consist of expenditures for the construction of future mines, pre-production revenue credits and expenses prior to achieving completion of commissioning. Completion of commissioning is commonly used as a reference for determining the point in time at which a mine and plant have achieved operational results that are expected to remain at a sustainable operational level over a period of time. Upon completion of commissioning, production costs are no longer capitalized and are reported as operating costs. The determination of when completion of commissioning has been achieved is based on several qualitative and quantitative factors including but not limited to the following:

•	A significant portion of planned capacity, production levels, grades and recovery rates are achieved at a sustainable level.

•	Achievement of mechanical completion and operating effectiveness.

•	Significant milestones such as obtaining necessary permits and production inputs are achieved to allow continuous and sustainable operations.

Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized. Borrowing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. The borrowing costs eligible for capitalization are determined by applying a capitalization rate, which is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, to the expenditures on the asset. Capitalized interest costs are amortized on the same basis as the related qualifying asset.

Once the mining project has been established as commercially feasible, all the related capitalized expenditures in the category “mining property costs not subject to depreciation and depletion” under “project with mineral reserves”, “exploration potential” and “assets under construction” other than that on land, buildings plant and equipment, are transferred to the category “mining property costs subject to depreciation and depletion".

(o)	Decommissioning, Restoration and Similar Liabilities and Other Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

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Decommissioning, restoration and similar liabilities are a type of provision associated with the retirement of a long-lived asset that the Company has acquired, constructed, developed and/or used in operations. Reclamation obligations on the Company's mineral properties are recorded as a decommissioning, restoration and similar liabilities. These include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. These estimated obligations are provided for in the accounting period when the related disturbance occurs, whether during the mine development or production phases at the present value of estimated future costs to settle the obligations. The costs are estimated based on mine closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures that may occur upon decommissioning, restoration and similar liabilities. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

The amortization or 'unwinding' of the discount applied in establishing the present value of decommissioning, restoration and similar liabilities and other provisions is charged to the consolidated statement of operations as finance expense in each accounting period. The initial decommissioning, restoration and similar liabilities together with other movements in the provisions for decommissioning, restoration and similar liabilities, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within property, plant and equipment. The capitalized costs are amortized over the life of the mine on a unit-of-production basis.

4.     CRITICAL JUDGEMENTS AND ESTIMATED UNCERTAINTIES

In preparing the Consolidated Financial Statements in accordance with IFRS, management is required to make judgements, estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Consolidated Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may differ from those estimates.

(a)	Critical Judgements in the Application of Accounting Policies

Information about critical judgements in applying accounting policies that have most significant effect on the amounts recognized in the consolidated financial statements are as follows:

•	Assets' carrying values and impairment charges
In the determination of carrying values and impairment charges, management looks at the higher of value in use and fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. During the year, the Company recognized a non-cash impairment loss on certain mining properties in the amount of $2.60 billion (2014 - $752.9 million) and concluded that no reversals are required on previously recognized impairments (refer to Note 11: Impairments for additional details).

•	Deferred revenue
Significant judgements are required in determining the appropriate accounting treatment for the Sandstorm Gold Ltd. (“Sandstorm”) metal transactions entered into during the year (refer to Note 26: Other Provisions and Liabilities for further details). Management has determined that based on the agreements, Sandstorm assumes significant business risk and rewards associated with the timing and amount of metals being delivered. As such, the deposits received from Sandstorm have been recorded as deferred revenue in the consolidated balance sheets. Additionally, the Company has determined that the transaction is not a financial liability as, based on the specific rights and obligations set out in the agreement, under no circumstances will the delivery obligations be satisfied with cash.

•	Recoverable ounces
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable mineral reserves plus a portion in mineral resources. The Company includes a portion of mineral resources where it is considered probable that those mineral resources will be economically extracted. Changes to estimates of recoverable ounces and depletable

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costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change in future depletion rates.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operation.

•	Capitalization of exploration and evaluation costs
Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits. During the year, the Company capitalized a total of $62.7 million (2014 - $53.7 million) of exploration and evaluation expenditures.

•	Determination of economic viability of a project
Management has determined that costs associated with projects under construction or developments have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.

•	Deferral of stripping costs
In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company determines whether it is probable that future economic benefit associated with the stripping activity over the life of the mineral property will flow to the Company. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. As at December 31, 2015, a cumulative total of $280.6 million (2014 - $252.3 million) of stripping costs have been capitalized.

•	Determination of business combinations and asset acquisitions
Management determines the assets acquired and liabilities assumed constitute a business if it consists of inputs and processes applied to those inputs that have the ability to create outputs. The Company acquired 100% interest of Mega Precious Metals Inc. in June 2015 and, in accordance with its policy, applied IFRS 3 Business Combinations and concluded that the transaction was not a business combination as significant inputs and processes that constitute a business were not identified. The acquisition was accounted for as a purchase of assets and assumption of liabilities and transaction costs were capitalized (refer to Note 6: Acquisition and Disposition of Mineral Interests, for additional details).

•	Determination of asset and liability fair values
Business combinations require judgement and estimates to be made at the date of acquisition in relation to determining asset and liability fair values. For all significant acquisitions, the Company employs third party independent valuators to assist in determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgements and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources acquired, exploration potential, future operating costs and capital expenditures, future metal process and long-term foreign exchange rates. Changes to the provisional measurements of assets and liabilities acquired on the Osisko Metals Corp. acquisition were retrospectively adjusted during the year as new information was obtained within one year of the acquisition date (refer to Note 6: Acquisition and Disposition of Mineral Interests, for additional details).

•	Determination of assets held for sale and discontinued operations

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During the fourth quarter of 2014, the Company formalized its decision to divest Ernesto Pau-a-Pique which is a non-core asset.  In doing so, management developed, initiated and committed to a plan to sell the assets. Following the negotiations with the prospective buyer, the sale was initially expected to close early 2015. However, due to unforeseen delays caused by events and circumstances beyond the Company's control, the sale is now expected to close in 2016 resulting from the delays in the governmental approval of the transfer of certain mine permits. Ernesto Pau-a-Pique mine continues to be available for immediate sale in its present condition. Management considers the sale highly probable and continues to be committed to the sale.

(b)	Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are included in the following notes:

•	Revenue recognition
Revenue from the sale of concentrate to independent smelters are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the trade receivables. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted as well.

•	Mineral reserve and mineral resource estimates
To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit, which may materially and adversely affect the results of operations or financial condition. Mineral reserve data are not indicative of future results of operations. Evaluation of mineral resources is conducted from time to time and mineral resources may change depending on further geological interpretation, drilling results and metal prices. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

•	Impairment of mineral properties and goodwill
While assessing whether any indications of impairment exist for mineral properties and goodwill, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral properties and goodwill. Internal sources of information include the manner in which property and plant and equipment are being used or are expected to be used and indications of economic performance of the assets, historical exploration and operating results. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's mining properties, costs to sell the mining properties and the discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's mineral properties and/or goodwill. Refer to Note 11: Impairments, for specific estimates and assumptions for impairments recorded during the period.

•	Estimation of provision for liabilities
The Company assesses its provision for liabilities when new information becomes available. Provisions are liabilities that are uncertain in timing and amount. The Company records a provision when: (1) the Company has a present obligation (legal or constructive) as

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a result of past events; (2) when it is possible that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of obligation.

•	Income taxes and recoverability of potential deferred tax assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operating activities and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company's control, are feasible and within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

•	Inventory valuation
Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company's earnings and working capital. During the year, a total charge of $1.9 million to adjust inventory to net realizable value (2014 - $21.2 million) was included in cost of sales.

•	Accounting for business combinations
The fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined (within one year of acquisition date). Changes to the provisional measurements of assets and liabilities acquired on the Osisko Metals Corp. acquisition were retrospectively adjusted during the year as new information was obtained within one year of the acquisition date (refer to Note 6: Acquisition and Disposition of Mineral Interests, for additional details).

•	Contingencies
Refer to Note 35: Contingencies, to the consolidated financial statements.

5.    RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2015. Pronouncements that are not applicable to the Company have been excluded from this note.

The following pronouncements have been issued but are not yet effective:

(a)	IFRS 9 Financial Instruments - The standard is effective for annual reporting periods beginning January 1, 2018 for public entities. The Company is assessing the impact of this Standard.

(b)
IFRS 15 Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued on May 28, 2014, effective for annual reporting periods beginning on or after January 1, 2017 with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. On September 11, 2015 the IASB issued an amendment to the revenue Standard, formalizing the deferral of the effective date by one year to January 1, 2018. The Company is assessing the impact of this Standard.

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(c)
IFRS 16 Leases - The standard is effective for annual reporting periods beginning January 1, 2019. Early application is permitted for companies that also apply IFRS 15 Revenue from Contracts with Customers. The Company is assessing the impact of this Standard.

6.    ACQUISITION AND DISPOSITION OF MINERAL INTERESTS

a)	Acquisition of 50% interest of Osisko Mining Corporation ("Osisko")

On June 16, 2014, the Company and Agnico Eagle Mines Limited ("Agnico") completed the joint acquisition of 100% of all issued and outstanding common shares of Osisko.  Osisko operated Canadian Malartic in the Abitibi Gold Belt, immediately south of the Town of Malartic located in the province of Quebec, Canada. Additionally, Osisko conducted advanced exploration activities at the Kirkland Lake and Hammond Reef properties in Northern Ontario, Canada and additional exploration projects located in the Americas. The acquisition supports the Company’s strategy, adding another high quality cornerstone asset that increases the sustainable production level and is expected to contribute to cash flow.

Total consideration paid by Yamana was $1.47 billion which consisted of $0.46 billion in cash and $1.01 billion in Yamana shares based on a Yamana share price of $8.18 (C$8.88) per share.

Under the terms of the Agreement, each outstanding common share of Osisko was exchanged for: (i) C$2.09 in cash; (ii) 0.26471 of a Yamana common share (a value of C$2.35 based on the closing price of C$8.88 for Yamana shares on the Toronto Stock Exchange as of June 16, 2014); (iii) 0.07264 of an Agnico common share (a value of C$2.64 based on the closing price of C$36.29 for Agnico shares on the Toronto Stock Exchange as of June 16, 2014); and (iv) one common share of a newly formed company, Osisko Gold Royalties Ltd. ("Osisko Gold") that commenced trading on the Toronto Stock Exchange.

Certain assets of Osisko were transferred to Osisko Gold, the shares of which were distributed to Osisko shareholders as part of the transaction. The following was transferred to Osisko Gold: (i) a 5% net smelter royalty (“NSR”) on Canadian Malartic; (ii) C$157 million cash; (iii) a 2% NSR on the Upper Beaver-Kirkland Lake assets, the Hammond Reef project, and certain other exploration properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) other investments.

In summary, following the completion of the acquisition, the Company and Agnico each own (A) 50% of Osisko and its mining assets (excluding the Osisko Gold assets), including the Kirkland Lake Properties, the Hammond Reef Properties and other exploration properties, and (B) a 50% interest in the Canadian Malartic General Partnership ("CMGP") which holds Canadian Malartic.

The Company has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company’s rights and obligations prescribed by the transaction, as the joint arrangement was determined to be a joint operation under IFRS. In accordance with the Company’s accounting policy, the Company has recognized the identifiable assets and liabilities, subject to the exceptions in IFRS 3, at fair value at its proportionate 50% share, and the residual has been recognized as goodwill.

Total consideration paid by the Company was as follows:

Cash	$462.7
Issue of Yamana common shares: 123,620,781 shares (at C$8.88 per share)	1,011.8
Purchase consideration	$1,474.5

The following table summarizes the total fair values of assets and liabilities acquired as reported in the Company's Annual Consolidated Financial Statements for the year ended December 31, 2014 and the final fair values as reported during the first half of 2015:

	Preliminary	Adjustments	Final
Cash	$59.2	$—	$59.2
Net working capital acquired	29.7	(36.1)	(6.4)
Property, plant and equipment (including mineral interests)	1,662.9	(215.2)	1,447.7
Long-term liabilities	(123.1)	22.9	(100.2)
Deferred income taxes (i)	(414.1)	60.7	(353.4)
	1,214.6	(167.7)	1,046.9
Goodwill (i)	259.9	167.7	427.6
Net identifiable assets	$1,474.5	$—	$1,474.5

(i)
As of December 31, 2015, an adjustment of $82.1 million was made to goodwill and deferred income taxes reported in June 2015, increasing goodwill to $427.6 million and increasing deferred income taxes to $353.4 million.

The following table summarizes the Company's restated and previously reported December 31, 2014 consolidated balance sheet:

	December 31, 2014 (Restated)	December 31, 2014
Inventories	$299.5	$307.0
Property, plant and equipment (including mineral interests)	$10,927.6	$11,142.8
Goodwill and intangibles	$493.2	$325.4
Other financial liabilities	$204.8	$199.1
Deferred income taxes	$2,595.4	$2,656.0

Goodwill of $427.6 million was recognized primarily as a result of the deferred tax liability recognized on the excess of the fair value of the acquired assets over their corresponding tax bases. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

Acquisition related costs totaled $30.8 million and have been recognized as an expense and included in other expenses in the consolidated statement of operations for the year ended December 31, 2014.

Adjustments to the preliminary fair values previously reported include the fair value of net working capital acquired, property, plant and equipment, long-term liabilities and deferred income taxes of $36.1 million, $215.2 million, $22.9 million and $60.7 million, respectively. As a result of these adjustments, goodwill increased by $167.7 million. The adjustments are the result of changes in estimates and model assumptions from new information obtained about circumstances that existed as of the acquisition date and the related tax impact attributable to the related assets and liabilities adjusted.

On March 19, 2015, the Company and Agnico through CMGP jointly acquired the remaining 30% interest in the Malartic CHL prospect from Abitibi Royalties Inc. (“Abitibi”) for a total consideration of approximately C$57 million in shares and a 3.0% net smelter return royalty on the Malartic CHL prospect. The Company issued a total of 3,549,695 common shares at $3.63 (C$4.63) for its portion of the consideration.  Following the completion of the transaction, CMGP holds a 100% interest in the Malartic CHL prospect. In accordance with the terms of concurrent agreements, each of the parties released and discharged the others with respect to all proceedings previously commenced by Abitibi with respect to the Malartic CHL prospect, all without admission of any further liability by any party.

b)	Disposition of Ernesto Pau-a-Pique

During the fourth quarter of 2014, the Company formalized its decision to divest Ernesto Pau-a-Pique which is a non-core asset and has presented the assets and liabilities as held for sale and the operating results have been presented separately from continuing operations. Following the negotiations with the prospective buyer, the sale was initially expected to close early 2015. However, due to unforeseen delays caused by events and circumstances beyond the Company's control, the sale is now expected to close in 2016 resulting from the delays in the governmental approval of the transfer of certain mine permits. Ernesto Pau-a-Pique mine continues to be available for immediate sale in its present condition. Management considers the sale highly probable and continues to be committed to the sale.

The components of net profit or loss have been presented separately as discontinued operations as follows:

For the years ended December 31,	2015	2014
Revenue	$0.8	$17.1
Expenses
Net finance income	0.3	2.4
Other expenses	(16.3)	(46.0)
Impairment of mineral properties	—	(151.4)
Loss from discontinued operations before taxes	(15.2)	(177.9)
Income tax expense	—	(10.3)
Net loss from discontinued operations	$(15.2)	$(188.2)
Net loss per share from discontinued operations - basic and diluted	$(0.02)	$(0.23)

c)	Acquisition of Mega Precious Metals Inc. ("Mega Precious")

On June 22, 2015, the Company acquired all of the issued and outstanding common shares of Mega Precious. Mega Precious was a Canadian-based exploration company with a high quality pipeline of projects located in the mining-friendly jurisdictions of Manitoba, Northwestern Ontario and Nunavut. The most significant and advanced project is the Monument Bay gold/tungsten project located in northeastern Manitoba.

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The transaction is expected to advance the Company’s strategy to expand its presence in Canada as the significant existing mineral resource base at Monument Bay and North Madsen projects, in particular, provide an opportunity for further exploration to meaningfully increase the potential of these assets.

Total consideration paid for the acquisition of Mega Precious was $14.5 million (C$17.8 million) which consisted of approximately $0.2 million in cash, $14.0 million in Yamana common shares (4,366,675 shares) and transaction costs. Under the terms of the Agreement, each Mega Precious shareholder received $0.068 per share comprised of C$0.001 in cash and 0.02092 of a Yamana common share for each Mega common share held.

As part of the acquisition and included in the total consideration paid, the Company acquired the Pacific Road convertible notes totalling $2.4 million, and issued 744,187 Yamana common shares at $3.21 (C$3.94) per share, which concurrently terminated the Pacific Road agreement.

The acquisition was accounted for as a purchase of assets and assumption of liabilities. The transaction did not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs, processes, and outputs that together constitute a business were not transferred. The fair value of the assets acquired and liabilities assumed were based upon their fair value as at the date of acquisition. Transaction costs were capitalized in accordance with the Company's policy.

Total consideration paid by the Company was as follows:

Cash	$0.2
Issue of Yamana common shares: 4,366,675 shares at $3.21 (C$3.94) per share	14.0
Transaction costs	0.3
Purchase consideration	$14.5

The following table summarizes the total fair value of assets acquired and liabilities assumed:

Cash	$2.0
Exploration and evaluation assets	15.4
Other assets acquired	0.2
Liabilities acquired	(3.1)
Net identifiable assets	$14.5

7.     COST OF SALES EXCLUDING DEPLETION, DEPRECIATION AND AMORTIZATION

For the years ended December 31,	2015	2014 (i)
Contractors and services	$318.2	$390.0
Employee compensation and benefits expenses (Note 8)	234.5	279.2
Repairs and maintenance	127.5	131.5
Power	63.3	70.9
Consumables	318.2	298.6
Change in inventories relating to commissioning mines	—	(124.9)
Change in inventories, impact of foreign currency, royalties and other	26.3	0.4
Cost of sales excluding depletion, depreciation and amortization	$1,088.0	$1,045.8

(i)	The comparative period has been reclassified for disclosure purposes to separate the impact of a $124.9 million change in inventories relating to commissioning mines.

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8.     EMPLOYEE COMPENSATION AND BENEFIT EXPENSES

For the years ended December 31,	2015	2014
Wages and salaries	$244.3	$262.1
Social security, pension and government-mandated programs (i)	122.0	146.6
Other benefits (ii)	24.4	27.0
Total Employee compensation and benefits expenses	$390.7	$435.7
Less: expensed within general and administrative expenses	(86.3)	(92.8)
Less: expensed within exploration and evaluation expenses	(21.0)	(18.4)
Less: capitalized to property, plant and equipment	(48.9)	(45.3)
Employee compensation and benefit expenses included in Cost of sales (Note 7)	$234.5	$279.2

(i)
Included in this item are defined contribution pension plans for all full-time qualifying employees of the Company. Contributions by the Company are based on a contribution percentage using the annual salary as the base and are made on a quarterly basis or as otherwise determined by the Company. The assets of the plans are held separately from those of the Company and are managed by independent plan administrators. The total expense recognized in the consolidated statement of operations of $7.6 million (2014 - $9.8 million) represents contributions payable to these plans by the Company at rates specified in the rules of the plans. As at December 31, 2015, contributions of $7.7 million due in respect of the 2015 reporting period (2014 - $7.3 million) had not been paid over to the plans but were paid subsequent to the end of the year.

(ii)	Included in Other benefits are share-based payment transactions as discussed in Note 30: Share-Based Payments.

9.    OTHER EXPENSES

For the years ended December 31,	2015	2014
Provisions	$39.3	$119.7
Impairment of other assets	47.7	32.4
Business combination transaction costs	—	30.8
Loss on sale of assets	—	5.9
Mark-to-market gain on deferred share units	(4.6)	(11.8)
Mark-to-market (gain)/loss on AFS and warrants	(13.2)	3.1
Other expenses	2.2	9.1
Other operating expenses	$71.4	$189.2

10.    FINANCE INCOME AND EXPENSE

For the years ended December 31,	2015	2014
Interest income	$2.3	$1.9
Mark-to-market on convertible debt	4.6	13.2
Unrealized gain on derivative	2.2	10.8
Net foreign exchange gain	20.9	18.8
Finance income	$30.0	$44.7

Unwinding of discounts on provisions	$(16.5)	$(6.9)
Interest expense on long-term debt	(88.2)	(53.8)
Realized loss on derivative	(19.8)	—
Amortization of deferred financing, bank, financing fees and other	(22.7)	(14.3)
Finance expense	$(147.2)	$(75.0)
Net finance expense	$(117.2)	$(30.3)

11.    IMPAIRMENTS

In accordance with the Company’s accounting policies and processes, each asset or CGU is assessed at the end of each reporting period as to whether there are any indications, from external and internal sources of information, that an asset or CGU may be impaired, requiring an adjustment to the carrying value. Goodwill is tested for impairment at least annually. Refer to Note 3(e) Significant Accounting Policies - Impairment of Non-current Assets and Goodwill.

During the year ended December 31, 2015, the Company recorded impairment charges on non-current assets totalling $2,595.3 million, as follows:

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	2015		2014
CGU	Total Impairment	Net Book Value - as at Dec. 31, 2015(i)	Total Impairment	Net Book Value - as at Dec. 31, 2014
Gualcamayo	$572.0	$435.7	$—	$1,032.5
Argentina - Exploration properties and other(ii)	510.2	544.8	—	1,045.1
Mercedes	559.0	174.2	—	747.1
El Peñón	544.0	1,413.5	—	2,015.4
Minera Florida (iii)	269.0	377.9	26.6	659.5
Brio Gold Inc.	92.0	434.1	539.9	406.6
Alumbrera (iv)	49.1	—	—	66.6
Jacobina	—	722.8	186.4	723.7
Total mineral property impairments	$2,595.3		$752.9

(i)	The recoverable value is categorized as a non-recurring level 3 hierarchy in accordance with IFRS 13, Fair Value Measurement.

(ii)
Argentina - Exploration properties and other is included in the Gualcamayo reporting segment (Note 33: Operating Segments) and includes various exploration properties such as Suyai, Don Sixto, among others, acquired by the Company as part of the Viceroy, Meridian and Extorre acquisitions.

(iii)	Minera Florida is included in the Corporate and Other reporting segment (Note 33: Operating Segments).

(iv)	Alumbrera is included in the Corporate and Other reporting segment (Note 33: Operating Segments).

During the fourth quarter, the Company performed its annual impairment test based on updated life of mine after-tax cash flow projections which were revised for updated estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, recent operating and exploration results, exploration potential, future operating costs, capital expenditures and long-term foreign exchange rates. The Company examined future cash flows, the intrinsic value beyond proven and probable mineral reserves, value of land holdings, as well as other factors, which are determinants of commercial viability of each mining property in its portfolio. Despite the fact that the main drivers for the impairment were the decrease in value of exploration land and value of potential ounces, the impairments of mineral properties are allocated to depletable and non-depletable assets on a proportional basis, consistent with IFRS.

In the context of the current metal price trends, the Company revised exploration potential and land interest multiples of exploration concessions, as well as the long-term metal price assumptions to $1,250 per ounce of gold, which had been higher in the previous year at $1,300 per ounce of gold. These downward revisions of metal prices which negatively impacted future estimated cash flows, and the Company's updated view on value beyond mineral reserves and mineral resources, were the principal reason that led to the impairments of Argentina - exploration properties, Mercedes, El Peñón and Minera Florida. In respect of its exploration potential multiples and exploration concessions, the Company’s evaluation of the market values is assessed relative to the implied value of potential ounces and land based on the enterprise value of comparable exploration companies and market transactions, which have experienced a sharp decline.

In the case of Gualcamayo, in addition to the downward revision of price assumptions, the impairment also recognizes that capital has been expended during periods when metal prices were significantly in excess of the current levels.  Gualcamayo's carrying value includes such expended capital, and given the lower metal prices, the portion of the carrying value based on such expenditure was not supportable at the lower metal prices. Additionally, the impairment reflects the recoverable value after higher construction and operating costs than anticipated and revisions to the life of mine model in consideration of the economics of certain areas, in particular the Deep Carbonates project which requires a viable arsenic treatment technology.

Following recent efforts to divest certain assets, previously considered non-core and held within Brio Gold, the Company calculated the value for packages of properties of similar size and location, which was the basis for recent monetization efforts that were halted during the fourth quarter of 2015. The Company impaired Brio Gold assets, principally the Pilar mine, to reflect these estimated values.

In light of lower short-term copper price assumptions, coupled with the fact that Alumbrera is expected to begin decommissioning by the middle of 2017, the Company concluded that a full write-down of this investment was required. The Company does not expect further profitability from Alumbrera at current copper price levels.

Consistent with its policy, at the end of each reporting period, the Company assesses whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods up to the carrying amount of the CGU (net of amortization or depreciation) as if no impairment been recognized in the past. As at December 31, 2015, the Company has determined that there is no indication that an impairment loss recognized in prior periods should be reversed in whole or in part.

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The Company continues to consider, on a regular basis, whether other indicators exist that suggest that the carrying values of its assets are impaired for accounting purposes. While the market capitalization relative to the carrying value of the Company’s assets is reviewed on a regular basis, it is not considered as the sole indicator of impairment. Given recent strategic developments the Company has achieved, and the volatility of the market reflecting the current economic sentiment, using the current share price as a sole determinant of fair value is not reasonable; however the Company monitors the magnitude of the gap between the Company market capitalization and the asset carrying values. Although the Company's market capitalization around December 31, 2015 is below the carrying value of the net assets (net of long term debt), based on the impairment assessments, the Company has determined that the impairments recognized in the year ended December 31, 2015 are appropriate. The Company believes that its share price does not impact the Company’s ability to generate cash flows from its assets which support the net book values on a discounted cash flow basis.

Impairment Testing: Key Assumptions and Sensitivities

The determination of FVLCS, with level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•
Production volumes: In calculating the FVLCS, the production volumes incorporated into the cash flow models based on detailed life-of-mine plans and take into account development plans for the mines agreed by management as part of the long-term planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted. As each producing mine has specific reserve characteristics and economic circumstances, the cash flows of the mines are computed using appropriate individual economic models and key assumptions established by management. The production profiles used were consistent with the reserves and resource volumes approved as part of the Company’s process for the estimation of proved and probable reserves, resource estimates and in certain circumstances, include expansion projects. These are then assessed to ensure they are consistent with what a market participant would estimate.

•
Commodity prices: Forecast commodity prices are based on management’s estimates and are derived from forward price curves and long-term views of global supply and demand, building on past experience of the industry and consistent with external sources. Estimated long-term gold, silver and copper prices of $1,250 per ounce (2014 - $1,300 per ounce), $18.75 per ounce (2014 - $17.6 per ounce) and $2.85 per pound (2014- $3.30 per pound) respectively, have been used to estimate future revenues

•
Discount rates: In calculating the FVLCS, real post-tax discount rates in the range of 4.75% and 8.0% (2014: 4.9%) based on the Company's weighted average cost of capital (“WACC”). The WACC used in the models is in real terms, consistent with the other assumptions in the models.

•	Exchange rates: Foreign exchange rates are estimated with reference to external market forecasts and based on observable market data including spot and forward values.

Sensitivity Analysis

The Company has performed a sensitivity analysis to identify the impact of changes in long-term metal prices and operating costs which are key assumptions that impact the impairment calculations. The Company assumed a 1% change in the metal price assumptions and a 1% change in certain cost inputs while holding all other assumptions constant. Based on the results of the impairment testing performed during the quarter, the CGU’s sensitivity to changes in these key assumptions appear below. Generally there is a direct correlation between metal prices and industry cost levels as a significant decline in metal prices will often be mitigated by a corresponding decline in industry operating input cost levels. The Company believes that adverse changes in metal price assumptions would impact certain other inputs in the life of mine plans which may offset, to a certain extent, the impact of these adverse metal price changes.

	Change in recoverable value from a 1% change in metal prices	Change in recoverable value from a 1% change in operating costs
Gualcamayo	$16.9	$9.8
Mercedes	$4.1	$3.3
El Peñón	$32.2	$16.3
Minera Florida	$10.4	$6.6
Brio Gold Inc.	$8.0	$4.5

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The model used to determine impairment is based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout future years with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the individual effect of each assumption.

Although these estimates are based on management's best knowledge of the amounts, events or actions, the actual results may differ from these estimates.

12.    INCOME TAXES

(a)	Income Tax Expense/(Recovery)

For the years ended December 31,	2015	2014
Current tax expense/(recovery)
Current tax expense in respect of the current year	$92.3	$114.0
Adjustment for prior periods	(3.2)	(1.0)
Impact of foreign exchange	4.1	2.3
Penalties and interest	(0.2)	(0.3)
	$93.0	$115.0

Deferred tax (recovery)/expense
Deferred tax (recovery)/expense recognized in the current year	$(936.1)	$174.9
Adjustment for prior periods	(10.7)	(18.1)
Impact of foreign exchange	205.9	87.0
	$(740.9)	$243.8
Total income tax (recovery)/expense	$(647.9)	$358.8

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Consolidated Statements of Operations:

For the years ended December 31,	2015	2014
Loss before income taxes	$(2,747.5)	$(836.1)
Canadian statutory tax rate (%)	26.5%	26.5%
Expected income tax recovery	(728.1)	(221.6)
Impact of higher foreign tax rates (i)	(120.8)	(8.8)
Impact of change in enacted tax rates (ii), (iii)	(9.4)	329.5
Interest and penalties	(0.2)	(0.1)
Permanent differences	9.3	79.1
Unused tax losses and tax offsets not recognized in deferred tax assets	204.2	67.6
Tax effects of translation in foreign operations	(241.1)	110.3
True-up of tax provisions in respect of prior years	(13.9)	(19.1)
Withholding taxes	14.6	12.7
Unrealized foreign exchange	210.0	(21.0)
Mining taxes on profit	19.6	26.9
Planned distribution of foreign earnings	8.2	—
Other	(0.3)	3.3
Income tax expense	$(647.9)	$358.8
Income tax expense/(recovery) is represented by:
Current income tax expense	$93.0	$115.0
Deferred income tax (recovery)/expense	(740.9)	243.8
Net income tax (recovery)/expense	$(647.9)	$358.8

(i)	The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.

(ii)
In September 2014, the Chilean government enacted changes to its tax laws by introducing two different tax systems: the attributed method and the semi-integrated method. Prior to 2015, we were subject to the attributed method, which required us to pay tax at a rate of 35% starting in 2017. During 2015, the company reorganized its holdings in Chile such that it now qualifies for the semi-integrated method at a rate of 27% starting in 2018.

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(iii)	In June 2015, the Ontario government eliminated the Ontario Resources Tax Credit that was available to mining companies. This change impacted the Company’s deferred tax liability.

(b)	Deferred Income Taxes

The following is the analysis of the deferred tax assets (liabilities) presented in the Consolidated Balance Sheets:

As at December 31,	2015	2014
The net deferred income tax assets (liabilities) are classified as follows:
Deferred income tax assets	$88.6	$112.9
Deferred income tax liabilities	(1,837.8)	(2,595.4)
	$(1,749.2)	$(2,482.5)

For the year ended December 31, 2015	Opening balance	Acquisitions	Recognized in profit or loss	Recognized in other compre-hensive income	Assets held for sale	Closing balance
Deductible temporary differences	$24.2	$—	$38.8	$—	$—	$63.0
Amounts related to tax losses	112.8	—	(21.4)	—	—	91.4
Financing costs	(0.3)	—	1.1	—	—	0.8
Decommissioning, restoration and similar liabilities	20.7	—	2.4	—	—	23.1
Derivative liability	10.8	—	(1.0)	(9.0)	—	0.8
Property, plant and equipment	(2,448.2)	1.4	874.1	—	—	(1,572.7)
Unrealized foreign exchange losses	(219.8)	—	(164.6)	—	—	(384.4)
Available-for-sale securities	1.3	—	(1.3)	—	—	—
Other	16.0	—	12.8	—	—	28.8
Net deferred income tax liabilities	$(2,482.5)	$1.4	$740.9	$(9.0)	$—	$(1,749.2)

For the year ended December 31, 2014	Opening balance	Acquisitions	Recognized in profit or loss	Recognized in other compre-hensive income	Assets Held for Sale	Closing balance
Deductible temporary differences	$(7.0)	$11.3	$19.9	$—	$—	$24.2
Amounts related to tax losses	54.2	4.1	54.6	—	—	112.8
Financing costs	(0.9)	0.8	(0.2)	—	—	(0.3)
Decommissioning, restoration and similar liabilities	13.0	5.8	1.9	—	—	20.7
Derivative liability	(0.5)	—	2.4	9.0	—	10.8
Property, plant and equipment	(1,828.3)	(366.9)	(251.8)	—	(1.1)	(2,448.1)
Unrealized foreign exchange losses	(136.2)	—	(83.6)	—	—	(219.8)
Available-for-sale securities	11.6	1.3	(11.6)	—	—	1.3
Other	(8.7)	—	24.6	—	—	15.9
Net deferred income tax liabilities	$(1,902.9)	$(343.6)	$(243.8)	$9.0	$(1.1)	$(2,482.5)

A deferred tax asset in the amount of $40.9 million (2014 - $87.1 million) has been recorded in Canada. The deferred tax asset consists mainly of unused tax losses and arose primarily from financing costs and general and administrative expenses. Projections of taxable profits from various sources were used to support the recognition of a portion of the losses. The future projected income could be affected by metal prices and quantities of proven and probable reserves. If these factors or other circumstances change, we would reassess our ability to record the deferred tax asset relating to the unused tax losses.

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(c)	Unrecognized Deductible Temporary Differences and Unused Tax Losses

Deferred tax assets have not been recognized in respect of the following items:

As at December 31,	2015	2014
Deductible temporary differences (no expiry)	$104.2	$146.0
Tax losses	410.6	268.0
	$514.8	$414.0

Loss carry forwards at December 31, 2015 will expire as follows:

	Canada	U.S.	Brazil	Chile	Argentina	Other	Total
2016	$—	$16.8	$—	$—	$5.5	$—	$22.3
2017	—	—	—	—	7.8	0.2	8.0
2018	—	—	—	—	—	0.1	0.1
2019	—	—	—	—	0.8	—	0.8
2020	—	—	—	—	3.2	0.1	3.3
2021 and onwards	624.0	196.3	—	—	—	65.4	885.7
Unlimited	835.4	—	454.3	62.9	—	—	1,352.6
	$1,459.4	$213.1	$454.3	$62.9	$17.3	$65.8	$2,272.8

(d)	Unrecognized Taxable Temporary Differences Associated with Investments and Interests in Subsidiaries

As at December 31, 2015, an aggregate temporary difference of $2.8 billion (2014 - $501.7 million) related to investments in subsidiaries was not recognized because the Company controls the reversal of the liability and it is expected that it will not reverse in the foreseeable future.

13.    LOSS PER SHARE

Loss per share are based on the weighted average number of common shares of the Company outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive.

For the years ended December 31,	2015	2014
Weighted average number of common shares (in thousands) - basic	936,606	820,782
Weighted average number of dilutive shares (in thousands) relating to convertible debt	—	1,723
Weighted average number of common shares (in thousands) - diluted (i)	936,606	822,505

Basic and Diluted Loss Per Share from Continuing Operations
Net loss from continuing operations - basic	$(2,099.6)	$(1,194.9)
Dilution effects related to the convertible debt	—	(9.8)
Net loss from continuing operations - diluted	$(2,099.6)	$(1,204.7)
Loss per share from continuing operations - basic and diluted	$(2.24)	$(1.46)

Basic and Diluted Loss Per Share
Net loss - basic	$(2,114.8)	$(1,383.1)
Dilution effects related to the convertible debt	—	(9.8)
Net loss - diluted	$(2,114.8)	$(1,392.9)
Loss per share - basic and diluted	$(2.26)	$(1.69)

(i)
Effect of dilutive securities - the potential shares attributable to stock options (2015 - 954 stock options, 2014 - 4,882 stock options) and restrictive share units (2015 - 403,727 RSUs, 2014 - 645,832 RSUs) were anti-dilutive for the year ended December 31, 2015 and December 31, 2014.

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14.    OTHER COMPREHENSIVE INCOME and RESERVES

(a)	Accumulated Other Comprehensive Income

For the years ended December 31,	2015	2014
Net change in unrealized gains on available-for-sale securities:
Change in fair value	$(0.5)	$(0.8)
Reclassification of losses recorded in earnings	0.2	0.6
	(0.3)	(0.2)
Net change in fair value of hedging instruments
Change in fair value	37.8	28.2
Reclassification of losses recorded in earnings	(3.9)	3.9
Tax impact	(9.0)	9.0
	24.9	41.2
Re-measurement of employee benefit plan	$0.1	$(1.2)
Accumulated other comprehensive income/(loss) attributable to equity shareholders	$24.7	$39.8

(b)    Reserves

	2015	2014
Equity reserve
Balance, beginning of year	$23.2	$24.7
Exercise of stock options and share appreciation	—	(0.1)
Transfer of restricted share units to share capital on vesting	(13.7)	(16.4)
Issue of restricted share units	10.2	14.1
Share cancellation net of accumulated dividends received (Note 29)	0.3	1.0
Balance, end of year	$20.0	$23.2
Hedging reserve (i)
Balance, beginning of year	$(24.9)	$(66.1)
Net change in fair value of hedging instruments	28.8	37.2
Reclassification of losses to earnings	$(3.9)	$3.9
Balance, end of year	$—	$(24.9)
Available-for-sale reserve (ii)
Balance, beginning of year	$—	$0.1
Change in fair value of available-for-sale securities	(0.5)	(0.8)
Reclassification of losses to earnings	0.2	0.6
Balance, end of year	$(0.3)	$—
Other reserve
Balance, beginning of year	$(1.2)	$—
Re-measurement of employee benefit plan (iii)	$0.1	$(1.2)
Balance, end of year	$(1.1)	$(1.2)
Total reserve balance, end of year	$18.6	$(2.9)

(i)
The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the Consolidated Statement of Operations when the hedged transaction impacts the Consolidated Statement of Operations, or is recognized as an adjustment to the cost of non-financial hedged items.

(ii)
The available-for-sale reserve represents the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is recognized in the Consolidated Statement of Operations.

(iii)
The re-measurement of employee benefit plan represents the gains and losses recognized on the actuarial re-measurement of the liability related to the severance benefit plan required by the labour law in Chile.

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15.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

For the year ended December 31,	2015	2014
Interest capitalized to assets under construction	$6.4	$27.8
Issue of common shares on acquisition of mineral interests	$36.4	$1,011.8
Issue of common shares on vesting of RSU (Note 29)	$13.7	$16.4
Transfer of equity reserve on exercise of stock options	$—	$0.1

(b)    Net Change in Working Capital

For the year ended December 31,	2015	2014
Net decrease/(increase) in:
Trade and other receivables	$7.6	$12.4
Inventories	(3.9)	(32.5)
Other assets	4.5	8.3
Net (decrease)/increase in:
Trade payable and other payables	(63.3)	69.6
Other liabilities	(54.4)	(139.9)
Movement in above related to foreign exchange	(29.3)	0.9
Net change in working capital (i)	$(138.8)	$(81.1)

(i)	Change in working capital is net of items related to Property, Plant and Equipment.

(c)	Cash and Cash Equivalents

	2015	2014
Cash at bank	$116.3	$187.3
Bank short-term deposits	3.6	3.7
Total cash and cash equivalents of continuing operations (i)	$119.9	$191.0

(i)
Cash and cash equivalents consist of cash on hand, cash on deposit with banks, banks term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.

16.    FINANCIAL INSTRUMENTS

(a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, investments in financial securities, trade and other payables, long-term debt including convertible debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, advances and deposits, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales are fair valued based on published and observable prices. Fair values of derivatives were based on market closing prices at period end, on published and observable market prices for similar instruments and on inputs derived principally from or collaborated by observable market data or other means, except for the determination of the fair value of warrants for which the Black-Scholes model was used.

There were no material differences between the carrying value and fair value of non-current assets and liabilities. As at December 31, 2015, the debt has a carrying value of $1.68 billion (December 31, 2014 — $2.03 billion), which is comprised of a revolving facility, senior debt notes and assumed debt with fair values of $185.7 million, $1.55 billion and $42.2 million, respectively (December 31, 2014 — $410.1 million, $1.54 billion and $105.2 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company's own credit risk. Fair values of available-for-sale securities were calculated based on current and available market information.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted

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for in accordance with the Company’s policy. As at December 31, 2015, there were no embedded derivatives requiring separate accounting other than concentrate sales.
The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk. The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis:

As at December 31, 2015	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 19)	3.3	—	—	3.3
Warrants (Note 19)	—	17.3	—	17.3
Derivative related assets (Note 19)	—	3.8	—	3.8
	$3.3	$21.1	$—	$24.4
Liabilities:
Derivative related liabilities (Note 25)	—	—	—	—
	$—	$—	$—	$—

As at December 31, 2014	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 19)	3.4	—	—	3.4
Derivative related assets (Note 19)	—	10.8	—	10.8
	$3.4	$10.8	$—	$14.2
Liabilities:
Convertible debentures	$23.7	$—	$—	$23.7
Derivative related liabilities (Note 25)	—	36.6	—	36.6
	$23.7	$36.6	$—	$60.3

Valuation Techniques
Available-for-Sale Securities
The fair value of publicly traded available-for-sale securities is determined based on a market approach reflecting the bid price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Gold Sales Contracts and Metal Concentrate Sales Contracts

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Gold sales are made at market observable spot prices. Metal concentrate sales are based on market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted monthly on the basis of prices quoted on the London Metal Exchange until measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

Fair Value of Derivatives

The following table summarizes the fair value of derivative related assets:

As at December 31,	2015	2014
Currency contracts
Forward contracts	$—	$10.8
Commodity contracts
Forward contracts	$3.8	$—
Total derivative related assets	3.8	10.8
Less: Current portion	(3.8)	(10.8)
Non-current portion	$—	$—

The following table summarizes the fair value of components of derivative related liabilities:

As at December 31,	2015	2014
Currency contracts
Forward contracts	$—	$36.6
Total derivative related liabilities (Note 25)	—	36.6
Less: Current portion	—	(36.6)
Non-current portion	$—	$—

The following table summarizes unrealized derivative gains (losses):

For the year ended December 31,	2015	2014
Non-hedge derivatives
Currency contracts	$—	$10.8
Commodity contracts	$3.8	$—
Hedge ineffectiveness
Currency contracts	$—	$6.1
	$3.8	$16.9

The following table summarizes realized derivative gains (losses):

For the year ended December 31,	2015	2014
Commodity contracts	$39.3	$3.4
Currency contracts	3.9	(2.1)
	$43.2	$1.3

Included in cost of sales excluding depletion, depreciation and amortization, are realized losses in the amount of $30.9 million for the year ended December 31, 2015, respectively (2014 — $4.3 million realized losses) with respect to currency derivative contracts.

The hedging reserve net balance as at December 31, 2015 is $nil (December 31, 2014 — negative $24.9 million). The total cash flow currency hedge gains in OCI (Note 14) for the year ended December 31, 2015 is gain of $28.8 million (December 31, 2014 — gain $37.2 million).

(b)	Market Risk

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company's financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges.

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i. Currency Risk

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso, the Mexican Peso and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and affect the Company’s earnings and financial condition. Following a period of sustained decline in these foreign currencies, as at December 31, 2015, the Company has temporarily halted its currency hedging program and does not have any outstanding foreign currency contracts.

The following table outlines the Company's exposure to currency risk and the pre-tax effects on profit or loss and equity at the end of the reporting period of a 10% change in the foreign currency for the foreign currency denominated monetary items. The sensitivity analysis includes cash and cash equivalents and trade payables.  A positive number below indicates an increase in profit or equity where the US dollar strengthens 10% against the relevant foreign currency.  For a 10% weakening of the US dollar against the relevant foreign currency, there would be a comparable negative impact on the profit or equity.

	2015		2014
(On 10% change in United States Dollars exchange rate)	Effect on net earnings before tax	Effect on other comprehensive income, before tax	Effect on net earnings before tax	Effect on other comprehensive income, before tax
Brazilian Reais	$7.6	$—	$5.7	$3.3
Argentine Peso	$0.2	$—	$1.2	$—
Canadian Dollar	$7.1	$—	$6.8	$—
Mexican Peso	$1.2	$—	$2.3	$—
Chilean Peso	$5.3	$—	$5.9	$—

The sensitivity analysis included in the tables above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

ii.	Commodity Price Risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver. A decline in the market prices for these precious metals could negatively impact the Company's future operations. The Company has not hedged any of its gold sales. Refer to Management Discussion and Analysis, Section 11 Economic Trends, Business Risks and Uncertainties, for a detailed discussion of metal price risks.

As at December 31, 2015 the Company had $25.2 million (December 31, 2014 — $41.1 million) in receivables relating to provisionally priced concentrate sales. For year ended December 31, 2015, the Company unrecognized gain of $1.8 million (2014 — $11.0 million losses) on receivables relating to provisionally priced concentrate sales.

During the fourth quarter, the Company entered into contracts whereby 42 million pounds of 2016 copper production was purchased at a price of $2.20 per pound, which represents approximately 34% of the expected 2016 Chapada production. The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

The Company's exposure to commodity prices are limited to the trade receivables associated with provisional pricing of metal concentrate sales, particularly copper, and the copper forward contracts.  A 10% change in the average metal prices at the balance sheet date with all other variables constant would result in the following impact to the Company's before tax earnings:

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(10% change in price)	Effects on net earnings, before tax
Gold in concentrate	$7.4
Copper in concentrate	$23.1
Silver in concentrate	$0.2

The change in the average commodity prices will not have an impact on Other Comprehensive Income.

iii.	Interest Rate Risk

As at December 31, 2015, the majority of the Company’s long-term debt was at fixed rates. The Company is exposed to interest rate risk on its variable rate debt and may enter into interest rate swap agreements to hedge this risk. The Company did not have any interest-rate hedges as at December 31, 2015.

iv.	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash and cash equivalents, trade and other receivables, derivative related assets, restricted cash and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash and cash equivalents are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Long-term tax credits have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company does not have any assets pledged as collateral.

The Company's maximum credit exposure to credit risk is as follows:

As at December 31,	2015	2014
Cash and cash equivalents	$119.9	$191.0
Trade and other receivables	45.9	51.0
Derivative related assets (Note 19)	3.8	10.8
Long-term tax credits (Note 20)	68.0	54.6
	$237.6	$307.5

v.	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by managing its capital expenditures, forecast and operational cash flows, and by maintaining adequate lines of credit. As part the capital allocation strategy, the Company examines opportunities to divest assets that do not meet the Company’s investment criteria. In addition, the Company addresses the capital management process as described in Note 32. Contractual maturities relating to contractual commitments are included in Note 34 and relating to long-term debt is included in Note 27.

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17.    TRADE AND OTHER RECEIVABLES

As at December 31,	2015	2014
Trade receivable (i)	$42.5	$47.2
Other receivables	3.4	3.8
Trade and other receivables	$45.9	$51.0

(i)	The average credit period for gold sales is less than 30 days and for copper approximately 90 days. No interest is charged on trade receivables and they are neither impaired nor past due.

18.    INVENTORIES

As at December 31,	2015	2014
Product inventories	$60.0	$56.6
Metal in circuit and gold in process	70.0	71.2
Ore stockpiles	34.1	63.1
Materials and supplies	105.9	108.6
	$270.0	$299.5

The amount of inventories recognized as an expense during the year ended December 31, 2015 was $1.09 billion (2014 - $1.05 billion) and is included in cost of sales. For the year ended December 31, 2015, a total charge of $1.9 million was recorded to adjust inventory to net realizable value (2014 - $21.2 million) which is included in cost of sales.

19.    OTHER FINANCIAL ASSETS

As at December 31,	2015	2014
Income tax recoverable and installments	$34.8	$37.1
Tax credits recoverable (i)	64.6	67.1
Derivative related asset (Note 16(a))	3.8	10.8
Restricted cash (ii)	1.0	32.2
Investments in financial securities (iii)	20.6	3.4
Other	4.8	4.5
	$129.6	$155.1
Current	102.3	111.8
Non-current	27.3	43.3
	$129.6	$155.1

(i) Tax credits recoverable classified as other financial assets consist of sales taxes which are recoverable in the form of a refund from the respective jurisdictions in which the Company operates.

(ii)
During the year ended December 31, 2015, several deposits in respect of environmental guarantees in the Province of Quebec from the 50% interest on Canadian Malartic were released and replaced with a letter of credit.

(iii)
The Company has investments in financial securities which includes warrants related to the Sandstorm metal sales agreement (Note: 26 Other Provisions and Liabilities) recorded at their fair value of $17.3 million. Warrants are fair valued at the end of each period with the gain or loss recorded in the Statement of Operations. Investments in financial securities also includes available-for-sale (“AFS”) securities with a cost of $16.7 million (2014 - $19.7 million) and a fair value of $3.3 million (2014 - $3.4 million). AFS are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. For the year ended December 31, 2015, after management's review and based on objective evidence, a total impairment of $1.2 million (for the year ended December 31, 2014 - $2.9 million), which represents the difference between the carrying value and the fair market value on certain investments in financial securities, was recognized as other expenses in the Consolidated Statement of Operations.

20.    OTHER ASSETS

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As at December 31,	2015	2014
Tax credits recoverable (i)	$68.0	$54.6
Advances and deposits	67.8	70.1
Other long-term advances	12.3	42.8
	$148.1	$167.6
Current	93.1	103.7
Non-current	55.0	63.9
	$148.1	$167.6

(i)	Tax credits recoverable classified as other assets consist of sales taxes which are recoverable against other taxes payable and value-added tax.

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21.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii)	Land, building, plant & equipment	Total
Cost, January 1, 2014	$3,761.2	$7,105.1	$1,999.7	$12,866.0
Adjustment of opening balance for assets held for sale	(13.3)	(306.1)	—	(319.4)
Additions (v)	836.7	487.2	762.6	2,086.5
Reclassification, transfers and other non-cash movements	486.0	(449.2)	(29.0)	7.8
Change in decommissioning, restoration & similar liabilities	3.3	0.8	(0.1)	4.0
Disposals	(5.9)	(22.9)	(23.5)	(52.3)
Cost, December 31, 2014	$5,068.0	$6,814.9	$2,709.7	$14,592.6
Additions	70.9	274.9	33.0	378.8
Reclassification, transfers and other non-cash movements (iii)	384.0	(531.9)	171.2	23.3
Change in decommissioning, restoration & similar liabilities	(0.5)	(0.6)	—	(1.1)
Disposals	0.1	(10.6)	(111.7)	(122.2)
Cost, December 31, 2015	$5,522.5	$6,546.7	$2,802.2	$14,871.4
Accumulated depreciation, January 1, 2014	$1,267.8	$557.3	$780.1	$2,605.2
Adjustment of opening balance for assets held for sale	—	(175.0)	—	(175.0)
Depreciation for the year	258.6	—	240.1	498.7
Impairment (iv)	166.4	586.5	—	752.9
Reclassification, transfers and other non-cash movements	—	—	7.8	7.8
Disposal	(0.6)	—	(24.0)	(24.6)
Accumulated depreciation, December 31, 2014	$1,692.2	$968.8	$1,004.0	$3,665.00
Depreciation for the year	310.6	7.4	209.1	527.1
Impairment (iv)	1,207.0	1,339.2	—	2,546.2
Reclassification, transfers and other non-cash movements	1.5	(36.7)	35.2	—
Disposal	—	(2.9)	(72.7)	(75.6)
Accumulated depreciation, December 31, 2015	$3,211.3	$2,275.8	$1,175.6	$6,662.7
Carrying value, December 31, 2014	$3,375.8	$5,846.1	$1,705.7	$10,927.6
Carrying value, December 31, 2015	$2,311.2	$4,270.9	$1,626.6	$8,208.7

(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

As at December 31,	2015	2014
Balance, beginning of year	$252.3	$181.3
Additions	48.5	94.7
Amortization	(20.2)	(23.7)
Balance, end of year	$280.6	$252.3

(ii)
Mining property costs not subject to depletion include: capitalized mineral reserves and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites. Mining property costs not subject to depletion are composed of the following:

As at December 31,	2015	2014
Projects with mineral reserves	$2,103.6	$2,125.5
Exploration potential	2,137.1	3,720.6
Mines under construction	30.2	—
Total	$4,270.9	$5,846.1

(iii)	Reclassification, transfers and other non-cash movements includes $23.3 million in stockpile inventory which is not expected to be processed within one year.

(iv)
During the year, the Company recognized mineral property impairment charges totalling $2.55 billion on certain mineral interests (2014 - $752.9 million). Refer to Note 11: Impairments for additional details.

(v)	Due to the finalization of the purchase price allocation, additions has been adjusted from prior year for finalization of purchase price allocation.

22.    INVESTMENT IN ASSOCIATE

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An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee. If the Company holds less than 20% of the voting power, other relevant factors are examined by the Company to determine whether it has significant influence. The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”). Although the investment is less than 20% of the outstanding shares of Alumbrera, other relevant factors have been examined by the Company to determine whether it has significant influence. Such factors include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence.

The Company accounts for its investment in Alumbrera of 12.5% using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjustments of the carrying value of the investment for the Company's proportionate share of the profit or loss and any other changes in the associate's net assets such as dividends. Profits are added to the equity investment and cash distributions received reduce the equity investment. Where the Company transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the associate. Balances outstanding between the Company and associate are not eliminated in the Consolidated Financial Statements.

The Company's proportionate share of the associate's profit or loss is based on its most recent financial statements. There is no difference in the associate's reporting period and that of the Company. Adjustments are made to align inconsistencies between our accounting policies and our associate's policies, if any, before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date and for any impairment losses recognized by the associate.

If the Company's share of the associate's losses equals or exceeds its investment in the associate, recognition of further losses is discontinued. After the Company's interest is reduced to zero, additional losses will be provided for and a liability recognized, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after the Company's share of the profits equals the share of losses not recognized.

Earnings of Alumbrera have been included in the earnings of the Company since acquisition. Summarized financial information of Alumbrera is as follows:

As at December 31,	2015	2014
Current assets	$355.4	$388.8
Non-current assets	39.0	642.8
Total assets	$394.4	$1,031.6
Current liabilities	$246.8	$169.1
Non-current liabilities	199.7	364.7
Total liabilities	$446.5	$533.8
Net assets	$(52.1)	$497.8

For the years ended December 31,	2015	2014
Company’s share of total revenues (12.5%) for the year	$62.6	$128.5
Company’s share of losses (12.5%) for the year	(68.9)	(7.1)

	2015	2014
Balance of investment in associate, beginning of the year	$66.6	$117.9
Equity in earnings	(17.5)	(7.1)
Cash distributions	—	(44.2)
Impairment (i)	(49.1)	—
Balance, end of year	$—	$66.6

(i)
During the year ended December 31, 2015, an impairment charge of $49.1 million was recognized against the carrying value of the Company’s 12.5% equity interest in the Alumbrera mine, which is near the end of its mine life (Note 11: Impairments).

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23.     GOODWILL AND INTANGIBLES

	Goodwill (i)	Other intangibles (ii)	Total
Cost, January 1, 2014	$—	$72.2	$72.2
Additions	$427.6	$5.3	$432.9
Cost, December 31, 2014	$427.6	$77.5	$505.1
Additions	$—	$1.5	$1.5
Cost, December 31, 2015	$427.6	$79.0	$506.6
Accumulated amortization and impairment, January 1, 2014	$—	$(6.6)	$(6.6)
Amortization	$—	$(5.3)	$(5.3)
Accumulated depreciation and impairment, December 31, 2014	$—	$(11.9)	$(11.9)
Amortization	$—	$(5.2)	$(5.2)
Accumulated depreciation and impairment, December 31, 2015	$—	$(17.1)	$(17.1)
Carrying value, December 31, 2014	$427.6	$65.6	$493.2
Carrying value, December 31, 2015	$427.6	$61.9	$489.5

(i)
Goodwill represents the excess of the purchase cost over the fair value of net assets acquired on a business acquisition. On June 16, 2014, the Company acquired 50% interest in Osisko Mining Corporation (Note 6(a): Acquisition and Disposition of Mineral Interests). Goodwill of $427.6 million was recognized on the excess of the purchase consideration over the fair value of the assets and liabilities acquired.

(ii)
Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.  Intangible assets must be identifiable, controlled by the Company and with future economic benefits expected to flow from the assets.  Intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over the lesser of mine life or estimated useful life of the intangible asset. The Company reviews the useful life, depreciation method and carrying value on a regular basis. Where the carrying value is estimated to exceed the estimated recoverable amount, a provision for impairment is recorded measured as the higher of fair value less costs to sell or the intangible asset's value in use. As at December 31, 2015, included in Other Intangibles, the Company had $8.6 million (December 31, 2014 - $3.4 million) of identifiable intangibles, representing the intellectual property and other intangibles recognized in the acquisition of Constructora Gardilcic Ltda. and Constructora TCG Ltda and $53.3 million (December 31, 2014 - $62.1 million) of capitalized system development costs.

24.     TRADE AND OTHER PAYABLES

As at December 31,	2015	2014
Trade payables (i)	$203.1	$289.7
Other payables	113.0	118.2
	$316.1	$407.9

(i)
No interest is charged on the trade payables for the first 60 days from the date of invoice. The Company has financial risk management policies in place to ensure that all payables are paid within the credit terms.

25.    OTHER FINANCIAL LIABILITIES

As at December 31,	2015	2014
Due to Alumbrera (i)	$—	$22.5
Derivative related liabilities (Note 16(a))	—	36.6
Other taxes payable	17.0	18.6
Royalty payable (ii)	21.3	15.6
Severance accrual	27.0	27.0
Deferred Share Units/Performance Share Units liability (Note 30(b) and 30(d))	12.3	14.8
Accounts receivable financing credit (iii)	40.0	69.5
Current portion of long-term debt (Note 27)	97.0	34.6
Other	12.1	20.3
	$226.7	$259.5
Current	166.1	204.8
Non-current	60.6	54.7
	$226.7	$259.5

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(i)
On January 23, 2013, the Company received an unsecured loan of $43.8 million from Minera Alumbrera Ltd. that bears interest at a rate of 2% and matures in two years. Repayments of $22.5 million were made during the year ended December 31, 2015 (December 31, 2014 - $22.1 million).

(ii)
Included in Royalty payable is an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid.

(iii)	Accounts receivable financing credit is payable within 30 days from the proceeds on concentrate sales.

26.    OTHER PROVISIONS AND LIABILITIES

As at December 31,	2015	2014
Provision for repatriation taxes payable(i)	$70.3	$72.8
Provision for taxes	15.3	15.7
Deferred revenue on metal agreements (ii)	170.4	—
Other provisions and liabilities (iii)	110.8	118.6
	$366.8	$207.1
Current	18.1	69.4
Non-current	348.7	137.7
	$366.8	$207.1

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $70.3 million (December 31, 2014 - $72.8 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
Deferred revenue relates to the proceeds received from three metal agreements signed with Sandstorm Gold Ltd. (“Sandstorm”) on October 27th, 2015. Sandstorm paid the Company total cash payments of $148 million and issued the Company 15 million common share purchase warrants (valued at $18.4 million) with a five year term and strike price of $3.50 (the “Transaction”). The warrants are exercisable when the Company has incurred an additional $40 million in capital expenditures in respect of the development and construction of the Cerro Moro Mine. Sandstorm will also pay the Company an additional cash payment of $4 million by April, 2016. The metal purchase agreements include a silver purchase contract referenced to production from Cerro Moro, Minera Florida and Chapada, a copper purchase transaction referenced to production from Chapada, and a gold purchase transaction referenced to production from Agua Rica.

Under the terms of the Transaction, the Company will sell as follows:

•
Silver - In consideration of a $70 million payment and an additional payment of 30% of the spot price of silver at the time each ounce is delivered in the future, the Company has agreed to deliver silver to Sandstorm as follows:

a.
From 2016 to 2018, the lesser of (i) 38% of payable silver from Minera Florida, and (ii) 200,000 ounces of payable silver per year and the lesser of (i) 52% of payable silver from Chapada, and (ii) 100,000 ounces of payable silver per year;

b.
from the later of (i) the commencement of production of Cerro Moro, and (ii) from 2019 to the date on which Yamana has sold to Sandstorm 7,000,000 ounces of payable silver (the “Silver Reduction Date”), the lesser of (1) 20% of payable silver from Cerro Moro , and (2) 1,200,000 ounces of payable silver per year;

c.	from the Silver Reduction Date, 9% of payable silver from Cerro Moro; and

d.
if the commencement of production of Cerro Moro has not occurred by 2019, from 2019 until the earlier of (i) the commencement of production of Cerro Moro , and (ii) December 31, 2020, the lesser of (1) 16% of payable silver from El Peñón, and (2) 1,200,000 ounces of payable silver per year.

•
Copper - In consideration of a $70 million payment and an additional payment of 30% of the spot price of copper at the time each pound of copper is delivered in the future, the Company has agreed to deliver copper to Sandstorm as follows:

a.
From 2016, the lesser of (i) 4.2% of payable copper from Chapada, and (ii) 3.9 million pounds of payable copper, until Yamana has delivered to Sandstorm, on a cumulative basis, 39 million pounds of payable copper (the “First Chapada Delivery Threshold”);

b.
after Yamana has delivered to Sandstorm the First Chapada Delivery Threshold, 3% of payable copper from Chapada, until Yamana has delivered to Sandstorm, on a cumulative basis, 50 million pounds of payable copper (the “Second Chapada Delivery Threshold”); and

c.	after Yamana has delivered to Sandstorm the Second Chapada Delivery Threshold, 1.5% of payable copper from Chapada; and

d.
if Yamana is unable to deliver silver from Cerro Moro, the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and until such time that Cerro Moro is in commercial production Chapada will continue to deliver the lesser of (i) 4.2% of payable copper, and (ii) 3.9 million pounds of payable copper per year.

•
Gold - In consideration of a $12 million in payment, additional advance construction payments of between $135 million to $225 million, and an additional payment of 30% of the spot price of gold at the time each ounce of gold is delivered, the Company has agreed to deliver to Sandstorm 20% of payable gold from Agua Rica. The additional advance construction payments will be owed to the Company at the time the Company completes 25% of the construction of Agua Rica. The amount owed will be based on a sliding scale basis with a minimum payment of $135 million if gold is below $900 per ounce and a maximum payment of $225 million if gold is above $1,400 per ounce. If Sandstorm elects not to make further advanced payments to the Company at the time of the completion of 25% of the construction of Agua Rica, Sandstorm may elect to convert into a 0.25% net smelter royalty on Agua Rica.

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The following table summarizes the changes in deferred revenue:

As at December 31,	2015
Initial balance of deferred revenue	$170.4
Recognition of revenue during the year	—
$170.4
Less: current portion	(7.5)
Balance as at December 31, 2015	$162.9

(iii)
Other provisions and liabilities include provisions relating to legal proceedings, silicosis and other. In 2004, a former director of Northern Orion (now named 0805346 B.C. Ltd.) commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emptive right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera Mine.  On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim.  The plaintiff appealed this judgment to the National Commercial Appeals Court.  On May 22, 2013, the appellate court overturned the first-instance decision.  The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff’s 50% participation at 15%.  The matter was remanded to the first-instance court to determine the value.  Northern Orion appealed this decision through to the Supreme Court of Argentina, but on October 28, 2014, the Supreme Court denied Northern Orion’s motion for leave to appeal and accordingly the determination of the National Commercial Appeals Court regarding the plaintiff’s entitlement to damages stands. The court appointed valuator subsequently delivered an assessment order of the value of lost opportunity to the plaintiff at $244 million. On November 13, 2015, the National Commercial Court of Appeals rejected the plaintiff’s appeal against the annulment of the award. As no further action before the expiration of the term for any possible appeal on December 18, 2015, the annulment of the $244 million award made by the valuator is definitive. A new court appointed valuator will now be assigned to determine the assessment. The quantum of liability in this case is uncertain, but Northern Orion will continue to vigorously defend its position.

Additionally, other provisions and liabilities includes provisions to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to the above noted items. The actual amount and timing of any expected payments on provisions are uncertain as their determination is outside the control of the Company’s management.

27.    LONG-TERM DEBT

As at December 31,	2015	2014
$500 million senior debt notes (a)	$495.0	$494.6
$300 million senior debt notes (b)	298.4	298.3
$500 million senior debt notes (c)	497.7	497.2
$270 million senior debt notes (d)	254.7	254.6
$1 billion revolving facility (e)	185.7	410.1
Long-term debt from 50% interest of Canadian Malartic (Note 6) and (Note 27(f))	42.2	105.2
Total debt	$1,773.7	$2,059.9
Less: current portion of long-term debt (Note 25)	$(97.0)	$(34.6)
Long-term debt (i)	$1,676.7	$2,025.4

(i) Balances are net of transaction costs of $15.1 million, net of amortization (December 31, 2013 - $10.2 million).

(a)	On June 25, 2014, the Company issued senior unsecured debt notes for a total of $500.0 million. These notes are unsecured at a rate of 4.95% with maturity of July 15, 2024.

(b)	On June 10, 2013, the Company closed on a private placement of senior unsecured debt notes for a total of $300.0 million. These notes are unsecured and are comprised of two series of notes as follows:

•	Series A - $35.0 million at a rate of 3.64% with maturity of June 10, 2018.

•	Series B - $265.0 million at a rate of 4.78% with maturity of June 10, 2023.

(c)	On March 23, 2012, the Company closed on a private placement of senior unsecured debt notes, through a private placement, for a total of $500.0 million in four series of unsecured notes as follows:

•	Series A - $75.0 million at a rate of 3.89% with a maturity of March 23, 2018.

•	Series B - $85.0 million at a rate of 4.36% with a maturity of March 23, 2020.

•	Series C - $200.0 million at a rate of 4.76% with a maturity of March 23, 2022.

•	Series D - $140.0 million at a rate of 4.91% with a maturity of March 23, 2024.

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(d)	On December 18, 2009, the Company closed on a private placement of senior unsecured debt notes for a total of $270.0 million are unsecured and comprised of three series of notes as follows:

•	Series A - $15.0 million at a rate of 5.53% fully repaid on December 21, 2014.

•	Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016.

•	Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019.

(e)	On May 29, 2015, the company refinanced its revolving facility of $1.0 billion. The following summarizes the terms in respect to this facility as at December 31, 2015:

•	The credit facility is unsecured and has a maturity date of May 29, 2020.

•	Amounts drawn bear interest at a rate of LIBOR plus 1.20% to 2.25% per annum, depending upon the Company’s credit rating.

•	Undrawn amounts are subject to a commitment fee of 0.24% to 0.45% per annum depending upon the Company’s credit rating.

•	During the year, the Company withdrew $425.0 million from the revolving facility and repaid $650.0 million.

(f)
During the year, the Company triggered an early conversion of the Company's 6.875% convertible unsecured subordinated debentures, assumed on the acquisition of Canadian Malartic in 2014, using previously escrowed and segregated shares and cash which had been set aside. The following debt is not guaranteed by the Company:

•
Loans with total principal outstanding of $28.9 million (C$40 million) and interest rates up to 9.6%, maturing from 2016 to 2017. Since the date of acquisition, $37.9 million of the Company's share of the assumed debt was repaid.

•	Obligations under finance lease of $13.7 million (C$19 million) and interest rates ranging between 3.5% and 4.7%, maturing November 2019.

•	During the year, the Company made finance lease payments of $18.2 million and repayment of the loan of $23.1 million.

The following is a schedule of long-term debt principal repayments which includes corporate debt, the revolving facility, and debt assumed from the 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company:

Long-term Debt
2016	$97.0
2017	16.3
2018	111.3
2019	183.5
2020	274.9
2021	—
2022	200.0
2023	265.0
2024	640.0
$1,788.0

The Company will, from time to time, repay balances outstanding on its revolving credit and intends to renew the credit facility upon maturity in 2019.

28.     DECOMMISSIONING, RESTORATION AND SIMILAR LIABILITIES

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As at December 31,	2015	2014
Balance, beginning of year	$207.9	$177.1
Decommissioning, restoration and similar liabilities acquired during the year (Note 6(a))	—	11.8
Unwinding of discount in the current year for operating mines	15.2	17.8
Unwinding of discount in the current year for non-operating mines	1.3	0.9
Adjustments to decommissioning, restoration and similar liabilities during the year	15.3	33.8
Foreign exchange impact	(47.7)	(17.2)
Expenditures during the current year	(4.2)	(5.4)
Reclassification of liabilities held for sale	5.5	(11.0)
Balance, end of year	$193.3	$207.9
Current	5.7	3.8
Non-current	187.6	204.1
	$193.3	$207.9

The Decommissioning, restoration and similar liabilities are calculated as the net present value of future cash flows, which total $287.5 million (December 31, 2014 - $310.9 million) using discount rates specific to the liabilities of 1.49% to 30.7% (December 31, 2014 - 2.6% to 33.1%). The settlement of the obligations is estimated to occur through to 2042. The decommissioning, restoration and similar liabilities of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos, Mexican Pesos, Canadian and United States Dollars. The liabilities, other than those denominated in United States Dollar, are subject to translation gains and losses from one reporting period to the next in accordance with the Company's accounting policy for foreign currency translation of monetary items. Adjustments during the year reflect changes in estimates and assumptions including discount and inflation rates. The translation gains/losses, as well as changes in the estimates related to these liabilities are reflected in property, plant and equipment.

29.    SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at December 31, 2015 (2014: nil).

For the years ended December 31,	2015		2014
	Number of		Number of
Issued and outstanding - 947,038,778 common shares	common shares	Amount	common shares	Amount
(December 31, 2014 - 878,052,814 common shares):	(in thousands)	(in millions)	(in thousands)	(in millions)
Balance, beginning of year	878,053	$7,347.3	753,303	$6,320.1
Public offering (net of issue costs)(i)	56,465	227.9	—	—
Issued on acquisition of mineral interests	11,093	36.4	123,621	1,011.8
Exercise of options and share appreciation rights	—	—	5	0.1
Issued on vesting of restricted share units	1,294	13.7	1,220	16.4
Dividend reinvestment plan (ii)	174	0.4	—	—
Share cancellation (iii)	(40)	(0.3)	(96)	(1.1)
Balance, end of year	947,039	$7,625.4	878,053	$7,347.3

(i)
On February 3rd, 2015, the Company closed on a bought deal offering of 49.1 million common shares at a share price of C$5.30 per share for gross proceeds of approximately C$260.2 million (the "Offering"). The shares were offered by way of a short-form prospectus in all of the provinces of Canada. In addition, the Company granted to the underwriters an option (the “Over-Allotment Option”) to purchase from the Company up to an additional 7.4 million common shares at a price of C$5.30 per share for a total of 56.5 million common shares, on the same terms and conditions as the Offering, exercisable any time, in whole or in part, until the date that was 30 days after and including the closing date of the Offering. The Over-Allotment Option was exercised in full, bringing the total gross proceeds to the Company of C$299.3 million.

(ii)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. As at December 31, 2015, a total of 14,342,050 shares have subscribed to the plan.

(iii)
During the year ended December 30, 2015, the Company cancelled 40,249 common shares relating to entitlement from un-exchanged predecessor shares following the expiry of the period of surrender for a previous acquisition.

(b) Dividends Paid and Declared

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For the years ended December 31,	2015	2014
Dividends paid	$55.2	$142.9
Dividends declared in respect of the year	$57.6	$107.7
Dividend paid (per share)	$0.0600	$0.1775
Dividend declared in respect of the year (per share)	$0.0600	$0.1275

30.    SHARE-BASED PAYMENTS

The total expense relating to share-based payments includes accrued compensation expense related to plans granted in the current period, plans granted in the prior period and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

For the years ended December 31,	2015	2014
Accrued expense on equity-settled compensation plans granted in the current period	$2.8	$1.8
Accrued expense on cash-settled compensation plans granted in the current period	1.9	3.7
Total for instruments granted in the current period	$4.7	$5.5
Accrued expense on equity-settled compensation plans granted in prior periods	7.2	11.9
Total	$11.9	$17.4
Compensation expense for Brio Gold	4.6	0.3
Mark-to-market recovery on cash-settled plans	(5.3)	(11.9)
Total expense recognized as compensation expense	$11.2	$5.8

As at December 31,	2015	2014
Total carrying amount of liabilities for cash-settled arrangements (Note 25)	$12.3	$14.8

For the deferred share units, the fair value method of accounting is used requiring a mark-to-market adjustment at the end of each reporting period. A recovery is recorded when the underlying share price is lower at the end of the period relative to the previously recorded liability. Conversely, when the underlying share price is higher at the end of the period, an expense is recorded. The mark-to-market recovery of $5.3 million for the year ended December 31, 2015 is lower than the $11.9 million recovery for the comparative period in 2014 due to a lower depreciation of the Company's share price in the current period vis-a-vis the comparative period, resulting in a higher compensation expense.

The expense related to certain extinguished equity and cash settled instruments totalling $0.8 million for the year ended December 31, 2015, is included in the above values associated with compensation instruments granted in the current period, as IFRS does not allow the reversal of expense on previously granted instruments and requires an acceleration of the vesting period upon such determination.

(a)	Stock Options

The Company's Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2014 - 24.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes. Expense of $2.2 million for the year ended December 31, 2015, including $0.5 million relating to the extinguishment of stock options (2014 - expense of $1.4 million) was recognized in respect of the amortization of options over the vesting period.

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A summary of the stock options granted to acquire common shares under the Company's Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	2015		2014
	Number of options (000’s)	Weighted average exercise price (CAD$)	Number of options (000’s)	Weighted average exercise price (CAD$)
Outstanding, as at beginning of year	1,570	$7.34	2,727	$13.54
Exercised	—	—	(5)	2.61
Expired	(237)	24.76	(1,152)	16.94
Granted (i)(ii)	2,074	5.92	—	—
Cancelled (iii)	(446)	5.30	—	—
Outstanding, as at end of year	2,961	$7.64	1,570	$11.73
Exercisable, as at end of year	2,351	$8.25	1,137	$12.57

(i)During the year ended December 31, 2015, 1,360,804 options were granted at a weighted average exercise price of C$5.30 per share. The options granted had a fair value of C$1.71 at grant date which has been estimated using the Black-Scholes pricing model based on the following assumptions:

Dividend yield	1.34%
Expected volatility (based on the historical volatility of the Company's shares)	50.74%
Risk-free interest rate	0.95% to 0.99%
Expected life	1 to 3 years
Expected forfeiture rate	10%

(ii)
During the year ended December 31, 2015, 713,624 options were granted as part of the Mega Precious Metals acquisition at a weighted average exercise price of C$7.13 per share. The options granted had a weighted average fair value of C$0.19 at grant date which has been estimated using the Black-Scholes pricing model based on the following assumptions:

Dividend yield	1.8%
Expected volatility (based on the historical volatility of the Company's shares)	50.74%
Risk-free interest rate	0.95%
Expected life	1 to 5 years
Expected forfeiture rate	10%

(iii)
During the year ended December 31, 2015, management extinguished a total of 445,960 options with an exercise price of C$5.30 per share. An expense of $0.5 million is included in the compensation expense for the year as IFRS does not allow the reversal of expense on previously granted instruments and requires an acceleration of the vesting period upon such determination.

Stock options outstanding and exercisable as at December 31, 2015 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$0.01 - $7.99	1,559	3.61	949	2.04
$9.00 - $12.99	1,364	4.85	1,364	4.85
$20.00 - $29.99	38	0.41	38	0.41
Total	2,961	4.39	2,351	3.79

(b)	Deferred Share Units (“DSU”)

DSU are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company. The number of DSU granted to each eligible director on each DSU issue-date has the value equal to at least one half of the director's remuneration payable in the current year. The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company. Each DSU entitles the holder, who ceases to be an eligible director or eligible officer,

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to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date. The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

Number of DSU (000's)	2015	2014
Outstanding and exercisable, as at beginning of year	3,074	2,634
Granted	446	493
Settled	—	(53)
Outstanding and exercisable, as at end of year	3,520	3,074

The value of the DSU as at December 31, 2015 was $11.5 million (December 31, 2014 — $14.8 million). In the year ended December 31, 2015 the Company recorded mark-to-market gains of $5.3 million (2014 — gain of $11.9 million), which is included in other operating expenses. Expenses of $1.2 million for year ended December 31, 2015 (2014 — $8.3 million) were recognized for DSU granted during the year.

(c)	Restricted Share Units (“RSU”)

RSU are granted to eligible employees and eligible contractors in order to secure for the Company the benefits inherent in the ownership of Company shares' by those eligible participants. From time to time, the Board, or its delegates, determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company. An RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

Number of RSU (000's) held for Yamana Gold Inc.	2015	2014
Outstanding and exercisable, as at January 1,	1,972	2,192
Granted	340	1,012
Vested and converted to common shares	(1,294)	(1,220)
Forfeited	(24)	(12)
Outstanding, as at end of year	994	1,972

In the year ended December 31, 2015, the Company credited $13.7 million (December 31, 2014 — $16.4 million) to share capital in respect of RSU that vested during the period. Yamana Gold Inc. granted 340,201 RSU (December 31, 2014— 1,012,047 RSU) with a weighted average grant date fair value of C$5.30 (December 31, 2014— C$7.46). The expense of $7.7 million for the year ended December 31, 2015 (2014 — $12.7 million) was included in general and administrative expenses.  The fair value of RSU as at December 31, 2015 was $1.8 million (December 31, 2014 — $7.9 million).

In the year ended December 31, 2015, Brio Gold Inc. granted RSUs and recognized an expense of $4.6 million for the year ended December 31, 2015 which is included in general and administrative expenses (refer to Note 31: Non-Controlling Interest).

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(d)	Performance Share Units ("PSU”)

The Company has a cash settled Performance Share Units plan to form part of the long-term incentive compensation. The PSUs are performance-based awards for the achievement of specified market return and specified asset performance targets over a three year period. The PSUs for which the performance targets have not been achieved shall automatically be forfeited and canceled. The PSUs for which the performance criteria have been achieved will vest and the value that will be paid out is the price of the common shares at such time, multiplied by the number of PSUs for which the performance criteria have been achieved multiplied by the performance criteria multiple.

A total of 1.05 million PSU’s were outstanding as of December 31, 2015 with a fair value of $0.8 million and expiry dates of June 30, 2017 and January 12, 2018.

The PSU plan with a June 30, 2017 expiry had a total of 581,992 PSUs as at December 31, 2015, following certain amendments and the extinguishment of 461,220 PSUs during the year. This PSU plan had a fair value of $0.14 per unit.

The PSU plan with a January 12, 2018 expiry had a total of 464,613 PSUs as at December 31, 2015, following a grant of 691,099 PSUs and the subsequent extinguishment of 226,486 PSUs. This PSU plan had a fair value of $3.33 per unit.

The fair value of PSUs granted during the year ended December 31, 2015 was determined using a probability weighted analysis using the Monte Carlo simulation with the following significant assumptions:

Dividend yield (CAD dollars)	3.13%
Expected volatility (i)	67.2%
Risk-free interest rate	0.93%
Expected life	3 years

(i) The expected volatility is based on the historical volatility of the Company's shares.

31.    NON-CONTROLLING INTEREST

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest's share of the carrying values of the subsidiaries. Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired as at the date of acquisition and are presented immediately after the equity section of the consolidated balance sheet. When the subsidiary company issues its own shares to outside interests and does not result in a loss of control, a dilution gain or loss arises as a result of the difference between the Company's share of the proceeds and the carrying value of the underlying equity, an equity transaction, is included in equity.

As at December 31,	2015	2014
Agua De La Falda S.A. (i)	$18.7	$18.7
Brio Gold Inc. (ii)	4.6	—
	$23.3	$18.7

(i)
The Company holds a 56.7% interest of Agua De La Falda ("ADLF") project along with Corporación Nacional del Cobre de Chile ("Codelco"). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in northern Chile.

(ii)
Equity instruments, including share-based payments, issued by a subsidiary that are not owned by the parent are non-controlling interests regardless of whether they are vested and of the exercise price. In the year ended December 31, 2015, Brio Gold Inc. granted RSUs and recognized an expense of $4.6 million for the year ended December 31, 2015 which is included in general and administrative expenses.

32.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Note 29: Share Capital and Note 27: Long-term Debt for a quantitative summary of these items.

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The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The Company has the following externally imposed financial covenants on certain of its debt arrangements:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at December 31, 2015, the Company has met all of the externally imposed financial covenants.

33.    OPERATING SEGMENTS

(a)	Information about Assets and Liabilities

Property, plant and equipment referred to below consist of land, buildings, equipment, mining properties subject to depletion and mining properties not subject to depletion which include assets under construction and exploration and evaluation costs.

As at December 31, 2015	Chapada	El Peñón	Canadian Malartic (iii)	Gualcamayo	Mercedes	Brio Gold Inc.	Corporate and other (i)	Total
Property, plant and equipment (ii)	$587.7	$1,095.6	$1,439.4	$526.9	$172.1	$430.4	$3,956.7	$8,208.7
Goodwill and intangibles	$—	$8.5	$427.7	$1.5	$—	$—	$51.8	$489.5
Investment in associate	$—	$—	$—	$—	$—	$—	$—	$—
Non-current assets	$596.8	$1,133.9	$1,872.2	$528.4	$172.1	$464.7	$4,101.0	$8,869.1
Total assets	$697.2	$1,208.5	$1,930.7	$659.6	$222.3	$503.5	$4,296.3	$9,518.1
Total liabilities	$239.1	$322.1	$461.6	$173.4	$33.6	$111.9	$3,311.7	$4,653.5

As at December 31, 2014	Chapada	El Peñón	Canadian Malartic (iii)	Gualcamayo	Mercedes	Brio Gold Inc.	Corporate and other (i)	Total
Property, plant and equipment (ii)	$621.5	$2,004.1	$1,447.7	$1,099.0	$745.7	$498.1	$4,511.5	$10,927.6
Goodwill and intangibles	$—	$10.2	$427.7	$1.5	$—	$—	$53.8	$493.2
Investment in associate	$—	$—	$—	$—	$—	$—	$66.6	$66.6
Non-current assets	$636.7	$2,053.7	$1,898.9	$1,100.6	$745.7	$497.7	$4,774.2	$11,707.5
Total assets	$731.7	$2,122.9	$1,967.6	$1,242.0	$791.1	$567.8	$5,060.9	$12,484.0
Total liabilities	$232.5	$556.2	$507.9	$471.8	$206.4	$118.1	$3,658.3	$5,751.2

(i)	Include assets and liabilities held for sale.

(ii)
During the year, the Company recognized mineral property impairment charges totalling $2,595.3 million (2014 - $752.9 million) on certain mineral properties in these reportable segments. Refer to Note 11: Impairments for additional details including the amount corresponding to each reportable segment.

(iii)	Canadian Malartic segment represents a 50% interest on the properties acquired through the June 16, 2014 acquisition of Osisko (Note 6(a): Acquisition and Disposition of Mineral Interests).

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(b)	Information about Profit and Loss

For the year ended December 31, 2015	Chapada	El Peñón	Canadian Malartic (ii)	Gualcamayo	Mercedes	Brio Gold Inc.	Corporate and other (iv)	Total
Revenues (iii)	$404.6	$380.2	$331.3	$192.8	$104.3	$163.6	$248.1	$1,824.9
Cost of sales excluding depletion, depreciation and amortization	(215.9)	(206.2)	(169.4)	(149.3)	(79.3)	(105.2)	(162.7)	(1,088.0)
Gross margin excluding depletion, depreciation and amortization	188.7	174.0	161.9	43.5	25.0	58.4	85.4	736.9
Depletion, depreciation and amortization	(43.9)	(132.8)	(109.3)	(56.2)	(37.9)	(57.0)	(104.8)	(541.9)
Segment income/(loss)	$144.8	$41.2	$52.6	$(12.7)	$(12.9)	$1.4	$(19.4)	$195.0
Equity loss from associate								$(17.5)
Other expenses (i)								$(2,925.0)
Loss before taxes								$(2,747.5)
Income tax expense								647.9
Loss from continuing operations								$(2,099.6)
Loss from discontinued operation								$(15.2)
Net loss								$(2,114.8)

For the year ended December 31, 2014	Chapada	El Peñón	Canadian Malartic (ii)	Gualcamayo	Mercedes	Brio Gold Inc.	Corporate and other (iv)	Total
Revenues (iii)	$453.5	$510.2	$185.3	$206.7	$137.1	$106.1	$236.2	$1,835.1
Cost of sales excluding depletion, depreciation and amortization	(262.8)	(218.5)	(109.8)	(150.0)	(74.9)	(78.4)	(151.4)	$(1,045.8)
Gross margin excluding depletion, depreciation and amortization	190.7	291.7	75.5	56.7	62.2	27.7	84.8	$789.3
Depletion, depreciation and amortization	(45.8)	(146.6)	(50.0)	(74.3)	(42.6)	(22.4)	(121.8)	$(503.5)
Segment income/(loss)	$144.9	$145.1	$25.5	$(17.6)	$19.6	$5.3	$(37.0)	$285.8
Equity loss from associate								$(7.1)
Other expenses (i)								$(1,114.8)
Loss before taxes								$(836.1)
Income tax recovery								(358.8)
Loss from continuing operations								$(1,194.9)
Loss from discontinued operations								$(188.2)
Net Loss								$(1,383.1)

(i)
Other expenses is comprised of general and administrative expense of $118.0 million (2014 -$122.4 million), exploration and evaluation expense of $23.1 million (2014 - $20.0 million), net finance expense of $117.2 million (2014 - $30.3 million), other operating expenses of $71.4 million (2014 - $189.2 million) and charges related to impairment of mineral properties of $2,595.3 million (2014 - $752.9 million). Refer to Note 11 Impairments for additional details including the amount corresponding to each reportable segment.

(ii)	Canadian Malartic acquisition closed June 16, 2014.

(iii)
Gross revenues are derived from sales of gold of $1,442.9 million (2014 - $1,342.8 million) and to a lesser extent silver of $139.9 million (2014 - $186.1 million) and copper of $337.3 million (2014 - $384.7 million).

(iv)
Included in the aggregated other non-reporting operating segments are the exploration properties acquired in the Mega Precious transaction (Note 6(c): Acquisition and Disposition of Mineral Interests).

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Capital expenditures	Chapada	El Peñón	Canadian Malartic (i)	Gualcamayo	Mercedes	Brio Gold Inc.	Corporate and other	Total
For the year ended December 31, 2015	$56.3	$76.0	$58.2	$15.8	$25.0	$31.4	$116.1	$378.8
For the year ended December 31, 2014	$115.0	$111.5	$43.3	$38.3	$41.6	$170.9	$141.5	$662.1

(i)	Excluding capital expenditures related to the acquisition of Canadian Malartic in 2014.

(c)	Information about Geographical Areas

Revenues are attributed to regions based on the source location of the product sold.

As at December 31,	2015	2014
Canada	$331.3	$185.3
Mexico	104.3	137.1
Chile	518.8	654.1
Brazil	677.7	651.9
Argentina	192.8	206.7
Total revenue	$1,824.9	$1,835.1

Non-current assets for this purpose exclude deferred tax assets.

As at December 31,	2015	2014
Canada	$2,080.2	$2,115.5
Mexico	173.7	760.5
Chile	2,054.2	3,227.7
United states	17.6	43.9
Brazil	1,780.5	1,947.7
Argentina	2,674.3	3,628.8
Total non-current assets	$8,780.5	$11,724.2

34.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

As at December 31,	2015	2014
Within 1 year	$361.2	$470.5
Between 1 to 3 years	240.6	385.2
Between 3 to 5 years	47.3	68.9
After 5 years	0.2	1.8
	$649.3	$926.4

In addition, the Company arranged an irrevocable letter of credit for the amount of $16.8 million (C$23.2 million) in favor of the Government of Quebec as a guarantee of payment of the rehabilitation and restoration work relating to the Company's share of mining interest in Canadian Malartic. Such irrevocable letter of credit will be automatically extended for one year periods from expiration on September 15, 2016 and future expiration dates thereafter.

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Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

As at December 31,	2015	2014
Within 1 year	$4.3	$6.2
Between 1 to 3 years	4.5	7.6
Between 3 to 5 years	0.1	1.8
After 5 years	—	—
	$8.9	$15.6

35.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Consolidated Financial Statements of the Company.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2010. The Company believes that these financial instruments were issued on commercial terms permitted under applicable laws and is appealing these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

36.     RELATED PARTY TRANSACTIONS

(a)	Related Parties and Transactions

The Company’s related parties include its subsidiaries, a joint venture in which the Company is a joint operator, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.

For the years ended December 31, 2015 and 2014, there are no other related-party transactions other than those disclosed below.

(b)	Compensation of Key Management Personnel

The Company considers key management personnel to be those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.

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For the years ended December 31,	2015	2014
Senior Leadership Team
Salaries	$7.9	$12.4
Share-based payments (i)	6.6	10.2
Other benefits	1.8	1.8
	$16.3	$24.4
Board Directors
Fees	$1.5	$1.9
Share-based payments	1.0	0.9
Other benefits	—	—
	$2.5	$2.8
Other Executives and Officers
Salaries	$2.8	$2.4
Share-based payments	2.0	1.7
Other benefits	0.6	0.4
	$5.4	$4.6
Brio Gold
Salaries	$1.4	$0.3
Share-based payments	4.6	0.3
Other benefits	0.1	0.1
	$6.1	$0.6
Total
Salaries	$13.6	$17.0
Share-based payments (i)	14.2	13.1
Other benefits	2.5	2.3
	$30.3	$32.3

(i)
Refer to Note 30: Share-Based Payments for further disclosures on share-based payments. Balances include the expense associated with the share-based payment extinguishment during the year totalling $0.8 million, and exclude the periodic fair value adjustment (mark-to-market) on the deferred share units.

37.    GUARANTOR SUBSIDIARIES FINANCIAL STATEMENTS

The obligations of the Company under the 4.95% senior debt notes due 2024 originally issued on June 30, 2014 are guaranteed by the following 100% owned subsidiaries of the Company (the ‘‘guarantor subsidiaries’’): Mineração Maracá Industria e Comércio S.A., Jacobina Mineração e Comércio Ltda., Minera Meridian Limitada, Yamana Chile Rentista de Capitales Mobiliarios Limitada, Minera Meridian Minerales S. de R.L. de C.V., Yamana Argentina Holdings B.V and added in 2015, Yamana Malartic Canada Inc. (the comparative period has been restated accordingly). All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture (as supplemented) governing the senior debt notes. Based on the domestic regulations of jurisdictions of the subsidiaries, collection of funds in the form of dividend or loan would be subject to customary repatriation restrictions.

The following tables outline separate condensed financial information related to the issuer, and the guarantor and non-guarantor subsidiaries and as set out in the Consolidated Balance Sheets as at December 31, 2015 and December 31, 2014 and the Consolidated Statements of Operations, Consolidated Statements of Comprehensive Loss and Consolidated Statements of Cash Flows for the years ended December 31, 2015 and December 31, 2014. For the purposes of this information, the financial statements of the Company and the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis and are in compliance with Rule 3-10 of Regulation S-X.

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CONDENSED CONSOLIDATED BALANCE SHEETS

As at December 31, 2015	Yamana Gold Inc. (Issuer)	Guarantor Subsidiaries	Non-Guarantors	Eliminations and Reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$65.9	$28.0	$26.0	$—	$119.9
Trade and other receivables	21.1	11.5	13.3	—	45.9
Inventories	5.2	166.1	97.1	1.6	270.0
Other financial assets	5.3	59.5	37.5	—	102.3
Other assets	1.5	70.6	21.0	—	93.1
Intercompany receivables	—	245.1	14.0	(259.1)	—
Assets held for sale	—	—	17.8	—	17.8
	99.0	580.8	226.7	(257.5)	649.0
Non-current assets:
Property, plant and equipment	19.2	2,627.2	5,562.3	—	8,208.7
Investment in associates	5,967.8	533.9	—	(6,501.7)	—
Other financial assets	26.6	2.4	3.8	(5.5)	27.3
Deferred tax assets	40.9	13.5	35.3	(1.1)	88.6
Goodwill and intangibles	41.5	8.5	439.5	—	489.5
Other assets	—	30.1	25.3	(0.4)	55.0
Intercompany receivables	1,346.1	244.3	—	(1,590.4)	—
Total assets	$7,541.1	$4,040.7	$6,292.9	$(8,356.6)	$9,518.1
Liabilities
Current liabilities:
Trade and other payables	$52.8	$143.7	$123.6	$(4.0)	$316.1
Income taxes payable	—	24.6	2.5	—	27.1
Other financial liabilities	73.5	69.5	23.1	—	166.1
Other provisions and liabilities	—	2.7	15.4	—	18.1
Intercompany payables	186.6	11.0	168.6	(366.2)	—
Liabilities held for sale	—	—	14.7	—	14.7
	312.9	251.5	347.9	(370.2)	542.1
Non-current liabilities:
Long-term debt	1,658.0	20.3	(1.6)	—	1,676.7
Decommissioning, restoration and similar liabilities	—	88.2	99.4	—	187.6
Deferred tax liabilities	—	285.6	1,539.8	12.4	1,837.8
Other financial liabilities	12.4	22.7	25.5	—	60.6
Other provisions and liabilities	—	29.1	319.6	—	348.7
Intercompany payables	—	2,032.0	5,014.2	(7,046.2)	—
Total liabilities	$1,983.3	$2,729.4	$7,344.8	$(7,404.0)	$4,653.5
Equity
Share capital
Issued and outstanding common shares	7,618.7	—	6.7	—	7,625.4
Reserves	19.7	(1.1)	—	—	18.6
(Deficit)/retained earnings	(2,080.6)	1,312.4	(1,081.9)	(952.6)	(2,802.7)
Equity attributable to Yamana shareholders	$5,557.8	$1,311.3	$(1,075.2)	$(952.6)	$4,841.3
Non-controlling interest	—	—	23.3	—	23.3
Total equity	5,557.8	1,311.3	(1,051.9)	(952.6)	4,864.6
Total liabilities and equity	$7,541.1	$4,040.7	$6,292.9	$(8,356.6)	$9,518.1

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As at December 31, 2014	Yamana Gold Inc. (Issuer)	Guarantor Subsidiaries	Non-Guarantors	Eliminations and Reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$121.3	$36.0	$33.7	$—	$191.0
Trade and other receivables	44.1	3.0	3.9	—	51.0
Inventories	6.5	165.4	136.7	(9.1)	299.5
Other financial assets	12.2	15.1	84.5	—	111.8
Other assets	1.6	90.1	12.0	—	103.7
Intercompany receivables	—	223.6	56.3	(279.9)	—
Assets held for sale	—	—	19.5	—	19.5
	185.7	533.2	346.6	(289.0)	776.5
Non-current assets:
Property, plant and equipment	20.6	2,654.9	8,467.0	(214.9)	10,927.6
Investment in associates	6,671.1	733.7	—	(7,338.2)	66.6
Other financial assets	9.4	3.0	36.9	(6.0)	43.3
Deferred tax assets	87.1	39.2	(13.4)	—	112.9
Goodwill and intangibles	43.6	10.2	353.9	85.5	493.2
Other assets	—	60.2	3.7	—	63.9
Intercompany receivables	2,612.1	242.3	—	(2,854.4)	—
Total assets	$9,629.6	$4,276.7	$9,194.7	$(10,617.0)	$12,484.0
Liabilities
Current liabilities:
Trade and other payables	$46.1	$168.6	$193.2	$—	$407.9
Income taxes payable	—	24.6	0.1	—	24.7
Other financial liabilities	36.6	114.5	48.0	5.7	204.8
Other provisions and liabilities	0.1	3.5	65.8	—	69.4
Intercompany payables	229.1	8.4	135.4	(372.9)	—
Liabilities held for sale	—	—	27.1	—	27.1
	311.9	319.6	469.6	(367.2)	733.9
Non-current liabilities:
Long-term debt	1,954.8	81.5	(10.9)	—	2,025.4
Decommissioning, restoration and similar liabilities	—	89.1	115.0	—	204.1
Deferred tax liabilities	—	194.2	2,526.5	(125.3)	2,595.4
Other financial liabilities	14.8	14.1	25.8	—	54.7
Other provisions and liabilities	—	32.1	105.6	—	137.7
Intercompany payables	—	1,173.2	6,041.4	(7,214.6)	—
Total liabilities	$2,281.5	$1,903.8	$9,273.0	$(7,707.1)	$5,751.2
Equity
Share capital
Issued and outstanding common shares	7,340.5	—	6.8	—	7,347.3
Reserves	(1.8)	(0.8)	(0.3)	—	(2.9)
Retained earnings/(deficit)	9.4	2,373.7	(103.5)	(2,909.9)	(630.3)
Equity attributable to Yamana shareholders	$7,348.1	$2,372.9	$(97.0)	$(2,909.9)	$6,714.1
Non-controlling interest	—	—	18.7	—	18.7
Total equity	7,348.1	2,372.9	(78.3)	(2,909.9)	6,732.8
Total liabilities and equity	$9,629.6	$4,276.7	$9,194.7	$(10,617.0)	$12,484.0

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2015	Yamana Gold Inc. (Issuer)	Guarantor Subsidiaries	Non-Guarantors	Eliminations and Reclassifications	Consolidated
Revenue	$1,786.0	$1,254.3	$491.4	$(1,706.8)	$1,824.9
Cost of sales excluding depletion, depreciation and amortization	(1,784.9)	(696.8)	(342.9)	1,736.6	(1,088.0)
Gross margin	1.1	557.5	148.5	29.8	736.9
Depletion, depreciation and amortization	(7.4)	(243.1)	(291.0)	(0.4)	(541.9)
Mine operating earnings	(6.3)	314.4	(142.5)	29.4	195.0
Expenses (i)
General and administrative	(63.5)	(22.3)	(47.4)	15.2	(118.0)
Exploration and evaluation	(1.0)	(14.1)	(8.0)	—	(23.1)
Equity loss from associate	(2,029.3)	(44.5)	(17.5)	2,073.8	(17.5)
Other expenses	(13.7)	(40.1)	(30.3)	12.7	(71.4)
Impairment of mineral properties	—	(1,103.0)	(1,492.3)	—	(2,595.3)
Operating loss	(2,113.8)	(909.6)	(1,738.0)	2,131.1	(2,630.3)
Finance income (i)	121.7	123.6	7.4	(222.7)	30.0
Finance expense	(84.2)	(128.6)	(64.6)	130.2	(147.2)
Net finance expense	37.5	(5.0)	(57.2)	(92.5)	(117.2)
Loss before taxes	(2,076.3)	(914.6)	(1,795.2)	2,038.6	(2,747.5)
Income tax (expense)/recovery	(38.5)	(146.7)	832.2	0.9	647.9
Net (loss)/earnings of continuing operation	(2,114.8)	(1,061.3)	(963.0)	2,039.5	(2,099.6)
Net loss of discontinued operation	—	—	(15.2)	—	(15.2)
Net (loss)/earnings	$(2,114.8)	$(1,061.3)	$(978.2)	$2,039.5	$(2,114.8)
Total other comprehensive income	$24.7	$—	$—	$—	$24.7
Total comprehensive (loss)/income	$(2,090.1)	$(1,061.3)	$(978.2)	$2,039.5	$(2,090.1)

For the year ended December 31, 2014 (In thousands of United States Dollars)	Yamana Gold Inc. (Issuer)	Guarantor Subsidiaries	Non-Guarantors	Eliminations and Reclassifications	Consolidated
Revenue	$1,435.1	$1,371.7	$452.0	$(1,423.7)	$1,835.1
Cost of sales excluding depletion, depreciation and amortization	(1,452.1)	(720.3)	(300.7)	1,427.3	(1,045.8)
Gross margin	(17.0)	651.4	151.3	3.6	789.3
Depletion, depreciation and amortization	(8.0)	(222.3)	(271.1)	(2.1)	(503.5)
Mine operating earnings	(25.0)	429.1	(119.8)	1.5	285.8
Expenses (i)
General and administrative	(7.9)	(22.4)	(47.1)	(45.0)	(122.4)
Exploration and evaluation	(0.6)	(9.4)	(10.0)	—	(20.0)
Equity loss from associate	(1,528.9)	(33.1)	(7.1)	1,562.0	(7.1)
Other expenses/(income)	(38.7)	(27.3)	14.7	(137.9)	(189.2)
Impairment of mineral properties	—	—	(752.9)	—	(752.9)
Operating (loss)/earnings	(1,601.1)	336.9	(922.2)	1,380.6	(805.8)
Finance income (i)	262.5	73.0	21.2	(312.0)	44.7
Finance expense	(67.9)	(110.3)	—	103.2	(75.0)
Net finance expense	194.6	(37.3)	21.2	(208.8)	(30.3)
(Loss)/earnings before taxes	(1,406.5)	299.6	(901.0)	1,171.8	(836.1)
Income tax recovery/(expense)	23.4	(145.4)	(233.3)	(3.5)	(358.8)
Net (loss)/earnings of continuing operation	(1,383.1)	154.2	(1,134.3)	1,168.3	(1,194.9)
Net loss of discontinued operation	—	—	(188.2)	—	(188.2)
Net (loss)/earnings	$(1,383.1)	$154.2	$(1,322.5)	$1,168.3	$(1,383.1)
Total other comprehensive income	$39.8	$—	$—	$—	$39.8
Total comprehensive (loss)/income	$(1,343.3)	$154.2	$(1,322.5)	$1,168.3	$(1,343.3)

(i) Balances are net of intercompany movements in the respective classifications which are eliminated on consolidation.

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2015	Yamana Gold Inc. (Issuer)	Guarantor Subsidiaries	Non-Guarantors	Eliminations and Reclassifications	Consolidated
Operating activities
Loss before taxes	$(2,076.3)	$(914.6)	$(1,795.2)	$2,038.6	$(2,747.5)
Adjustments to reconcile earnings before taxes to net operating cash flows:	—	—	—	—
Depletion, depreciation and amortization	7.4	243.1	291.0	0.4	541.9
Share-based payments	6.5	—	4.7	—	11.2
Equity loss from associate	2,029.3	44.5	17.5	(2,073.7)	17.6
Finance income	(121.7)	(123.6)	(7.4)	222.7	(30.0)
Finance expense	84.2	128.6	64.6	(130.2)	147.2
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	3.7	(0.1)	—	(5.4)	(1.8)
Mark-to-market on available-for-sale securities and other assets	—	—	(13.2)	—	(13.2)
Impairment of mineral properties	—	1,103.0	1,492.3	—	2,595.3
Other non-cash expenses	1.4	53.0	36.6	—	91.0
Deferred revenue on metal agreements	148.0	—	—	—	148.0
Decommissioning, restoration and similar liabilities paid	—	(2.4)	(1.8)	—	(4.2)
Cash distributions from associate	—	—	—	—	—
Income taxes paid	—	(80.5)	(4.3)	—	(84.8)
Cash flows from operating activities before net change in working capital	$82.5	$451.0	$84.8	$52.4	$670.7
Net change in working capital	19.6	(59.1)	(92.0)	(7.3)	(138.8)
Intercompany movement in operations	(35.0)	33.6	1.3	—	—
Cash flows from/(used in) operating activities of continuing operations	$67.1	$425.5	$(5.9)	$45.1	$531.8
Cash flows used in operating activities of discontinued operations	$—	$—	$(0.6)	$—	$(0.6)
Investing activities
Acquisition of property, plant and equipment	$(0.6)	$(245.0)	$(133.2)	$—	$(378.8)
Proceeds on settlement of copper contracts	14.0	—	(37.7)	—	(23.7)
Proceeds from sale of bond	—	18.6	—	—	18.6
Interest income received	0.2	0.4	0.2	—	0.8
Acquisition of investments and other assets	—	—	(6.0)	—	(6.0)
Other investing activities	—	—	(3.1)	—	(3.1)
Payments of intercompany investing activities	(1,199.3)	(107.4)	1,136.1	170.6	—
Cash flows (used in)/from investing activities of continuing operations	$(1,185.7)	$(333.4)	$956.3	$170.6	$(392.2)
Cash flows used in investing activities of discontinued operations	$—	$—	$—	$—	$—
Financing activities
Dividends paid	$(55.2)	$—	$—	$—	$(55.2)
Interest and other finance expenses paid	(65.8)	(16.8)	(32.0)	—	(114.6)
Proceeds from common share offering	228.2	—	—	—	228.2
Repayment of term loan and assumed debt	(650.0)	(35.4)	(3.2)	—	(688.6)
Proceeds from term loan and notes payable	425.0	—	0.6	—	425.6
Proceeds from intercompany financing activities	1,366.9	1,622.0	(2,988.9)	—	—
Repayments of intercompany financing activities	(178.5)	(1,671.0)	2,065.2	(215.7)	—
Cash flows from/(used in) financing activities of continuing operations	$1,070.6	$(101.2)	$(958.3)	$(215.7)	$(204.6)
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	(7.4)	1.1	0.2	—	(6.1)
Decrease in cash and cash equivalents of continuing operations	$(55.4)	$(8.0)	$(7.7)	$—	$(71.1)
Decrease in cash and cash equivalents of discontinued operations	$—	$—	$(0.6)	$—	$(0.6)

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Cash and cash equivalents of continuing operations, beginning of year	$121.3	$36.0	$33.7	$—	$191.0
Cash and cash equivalents of discontinued operations, beginning of year	$—	$—	$0.6	$—	$0.6
Cash and cash equivalents of continuing operations, end of year	$65.9	$28.0	$26.0	$—	$119.9
Cash and cash equivalents of discontinued operations, end of year	$—	$—	$—	$—	$—

For the year ended December 31, 2014	Yamana Gold Inc. (Issuer)	Guarantor Subsidiaries	Non-Guarantors	Eliminations and Reclassifications	Consolidated
Operating activities
Loss before taxes	$(1,406.5)	$299.6	$(901.0)	$1,171.8	$(836.1)
Adjustments to reconcile earnings before taxes to net operating cash flows:	—	—	—	—
Depletion, depreciation and amortization	8.0	222.3	271.1	2.1	503.5
Share-based payments	5.8	—	—	—	5.8
Equity loss from associate	1,528.9	33.1	7.1	(1,562.0)	7.1
Finance income	(262.5)	(73.0)	(1.1)	291.9	(44.7)
Finance expense	67.9	110.3	(20.0)	(83.2)	75.0
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	3.8	7.9	—	—	11.7
Mark-to-market on available-for-sale securities and other assets	4.6	15.4	37.5	—	57.5
Impairment of mineral properties	—	—	752.9	—	752.9
Other non-cash expenses	2.2	21.5	86.5	—	110.2
Decommissioning, restoration and similar liabilities paid	—	(0.7)	(4.7)	—	(5.4)
Cash distributions from associate	—	—	44.2	—	44.2
Income taxes paid	(2.6)	(77.5)	(6.6)	—	(86.7)
Cash flows (used in)/from operating activities before net change in working capital	(50.4)	558.9	265.9	(179.4)	595.0
Net change in working capital	1,255.2	(22.0)	(114.6)	(1,199.7)	(81.1)
Intercompany movement in operations	176.7	237.0	(419.5)	5.8	—
Cash flows from/(used in) operating activities of continuing operations	$1,381.5	$773.9	$(268.2)	$(1,373.3)	$513.9
Cash flows from operating activities of discontinued operations	$—	$—	$15.5	$—	$15.5
Investing activities
Acquisition of property, plant and equipment	$(2.4)	$(326.5)	$(333.2)	$—	$(662.1)
Acquisition of Osisko Mining Corporation	—	(462.7)		—	(462.7)
Cash acquired from acquisition of Osisko Mining Corporation	—	59.2		—	59.2
Interest income received	—	2.1	(1.1)	—	1.0
Acquisition of investments and other assets	(2.0)	(10.4)	(71.2)	—	(83.6)
Other investing activities	—	3.0	63.6	—	66.6
Proceeds from intercompany investing activities	(370.3)	(83.3)	(870.6)	1,324.2	—
Cash flows used in investing activities of continuing operations	$(374.7)	$(818.6)	$(1,212.5)	$1,324.2	$(1,081.6)
Cash flows used in investing activities of discontinued operations	$—	$—	$(15.2)	$—	$(15.2)
Financing activities
Dividends paid	(142.9)	—	—	—	(142.9)
Interest and other finance expenses paid	(82.6)	(4.9)	(3.4)	—	(90.9)
Repayment of term loan and assumed debt	—	—	(520.1)	—	(520.1)
Proceeds from term loan and notes payable	754.5	41.6	497.9	—	1,294.0
Proceeds from intercompany financing activities	20.7	19.1	3,897.6	(3,937.4)	—
Repayments of intercompany financing activities	(1,538.5)	(68.5)	(2,379.5)	3,986.5	—

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Cash flows (used in)/from financing activities of continuing operations	$(988.8)	$(12.7)	$1,492.5	$49.1	$540.1
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	—	—	(1.1)	—	(1.1)
Increase/(decrease) in cash and cash equivalents of continuing operations	$18.0	$(57.4)	$10.7	$—	$(28.7)
Increase in cash and cash equivalents of discontinued operations	$—	$—	$0.3	$—	$0.3
Cash and cash equivalents of continuing operations, beginning of year	$103.3	$93.4	$23.0	$—	$219.7
Cash and cash equivalents of discontinued operations, beginning of year	$—	$—	$0.3	$—	$0.3
Cash and cash equivalents on continuing operations, end of year	$121.3	$36.0	$33.7	$—	$191.0
Cash and cash equivalents of discontinued operations, end of year	$—	$—	$0.6	$—	$0.6

38.    EVENTS AFTER THE REPORTING PERIOD

On February 17, 2016, the Company's Brio Gold Division ("Brio Gold") entered into an Assignment and Assumption Agreement and a Restructuring Agreement pursuant to which it would acquire all right, title and interests in the Riachos dos Machados gold mine in Minas Gerais State from Macquarie Bank and Carpathian Gold for approximately $51 million in total consideration, including expenses.  Various external funding alternatives are being considered by the Company with respect to this transaction which would be expected to be completed by March 31, 2016.

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